William Lyon Homes | 2002 Annual Report


03056085


LYON
PRIDE

William Lyon Homes, Inc. Project List

Southern California Division

Orange County

Avalon at Summerlane
Beachside by Lyon Homes
Compass Pointe at Forster Highlands
Irvine Ranch
- Andover
- Laurel at Quail Hill
- Linden at Quail Hill
- Monticello

Ladera Ranch
- Davenport
- Hampton Road
- Reston
- Sterling Glen
- Weatherhaven

Talega at San Clemente
- Castellon
- Montellano

Terraza at Vista del Verde

Riverside County

Lyon Homes at Providence Ranch
North Corona
- Discovery
- Bounty
- Homecoming

Los Angeles County

Toscana at Moorpark
Westridge at Valencia

Ventura County

Cantabria
Cantada
Coronado
Quintana at Dos Vientos Ranch

Northern California Division

Contra Costa County

Brentwood
- Gables
- Heartland
- Lyon Rhapsody
- Olde Ivy

Henry Ranch
- Lyon Dorado
- Lyon Tierra

Hercules
- Overlook
- The Bluffs
- The Shores

Lyon Ridge

El Dorado County

Stonebriar
- Lyon Casina
- Lyon Prima

Placer County

Morgan Creek
- Pinehurst
- Cypress

Sacramento County

Lyon Palazzo

San Joaquin County

Crossroads
- Lyon Estates
- Lyon Villas

Stonebridge
- Lyon Estates
- Lyon Ironwood

Santa Clara County

The Ranch at Silver Creek

Solano County

Woodlake
- Cascade/Paradise Valley
- Lyon Brook
- Lyon Falls

Stanislaus County

- Lyon Seasons
- Walker Ranch

San Diego Division

San Diego County

Hidden Trails
- The Groves
- The Meadows
- The Orchards
- The Vineyards

Mendocino Trails at Otay Ranch
Rancho Dorado
- Loma Real
- Los Reyes

Sonora Ridge
4S Ranch
- Providence
- Summerwood
- Tanglewood

Riverside County

Horsethief Canyon Ranch
- 400 Series
- 500 Series

Sedona
Sycamore Ranch
Tessera
Three Sisters
Vail Ranch
Willow Glen

Arizona Division

Maricopa County

Aubergine at Tramonto
Dove Wing at Power Ranch
Gateway Crossing
Mesquite Grove Estates
- Estates Series
- Parada Series

Morgan Creek at Country Place
Mountaingate
Sage Creek
- Arcadia Series
- Encanto Series
- Solano Series

Nevada Division

Clark County

Annendale
Calimesa
The Enclave at Stallion Mountain
Iron Mountain Estates
Miraleste
Montecito Tesoro
Montecito Classico
North Las Vegas
- The Classics
- The Cottages
- The Estates
- The Springs

Summerlin
- Encanto
- Fairfield
- Glenleigh Gardens
- Santalina
- Springfield
- Topaz Ridge

Vista Verde

(The Company's projects listed above include those that are wholly-owned, as well as unconsolidated joint ventures.)



The Shores at Victoria by the Bay, Hercules, CA

Financial Highlights



Montellano at Talega, San Clemente, CA

(in thousands except per common share amounts and number of home closings)

	2002	2001	2000	1999 (1)	1998
Operating revenue	**$613,302**	$468,183	$417,322	$444,806	$370,499
Income before provision for income taxes and extraordinary item	**67,781**	53,525	51,129	43,497	8,305
Income before extraordinary item	**49,511**	47,678	38,772	43,277	7,114
Extraordinary item – gain from retirement of debt	—	—	496	4,200	2,741
Net income	**$ 49,511**	$ 47,678	$ 39,268	$ 47,477	$ 9,855
Diluted earnings per common share:					
Before extraordinary item	**$ 4.73**	$ 4.44	$ 3.69	$ 4.15	$ 0.68
Extraordinary item	—	—	0.05	0.40	0.26
After extraordinary item	**$ 4.73**	$ 4.44	$ 3.74	$ 4.55	$ 0.94
Average shares outstanding (diluted)	**10,475**	10,740	10,504	10,439	10,439
Total assets	**$617,581**	$433,709	$330,280	$278,483	$246,404
Notes payable	**$266,065**	$221,470	$166,910	$176,630	$195,393
Stockholders' equity	**$181,676**	$150,617	$102,512	$ 53,301	$ 5,824
Home closings – units	**2,522**	2,566	2,666	2,618	1,925

Notes:

(1) On November 5, 1999, the Company acquired substantially all of the assets and assumed substantially all of the related liabilities of a homebuilding company owned by General William Lyon, Chairman of the Board, and a trust for the benefit of his son, William H. Lyon, a director. The total purchase price consisted of approximately $42.6 million in cash and the assumption of approximately $101.1 million of liabilities. The acquisition has been accounted for as a purchase, and accordingly, the purchase price has been allocated based on the fair value of the assets and liabilities acquired.

Letter to the Shareholders,

We are very pleased and proud to report that 2002 was a very successful year for William Lyon Homes. The Company posted record results for the year including: $993.1 million in combined total revenues, net income of $49.5 million, diluted earnings per common share of $4.73, and dollar amount of backlog of homes sold but not closed of $259.1 million.

2002 was the third full year of operations since combining the two companies in November 1999, and we are delighted with the continued success. We have far exceeded our expectations and are considerably ahead of our projections. Our stock price as of December 31, 2002 reflected a return of over 480% for our shareholders since the combining of the two companies.

The fourth quarter of 2002, marked the nineteenth consecutive quarter of positive earnings for the Company since April 1, 1998. During this period, our stockholders' equity has grown by over $190.0 million.

We are also proud to report that during 2002, "Forbes" magazine recognized the Company as being number 25 on its list of the 200 best small companies.

On the operational side of the business, we were extremely pleased with the results and pleasantly surprised at the strength in our markets, given the weakness in the economy and the aftermath of the terrible events of September 11, 2001.

During the year ended December 31, 2002, we originated 2,607 new orders and delivered 2,522 homes, providing record combined total revenues of $993.1 million.

We opened 22 new home communities during the year, while closing out 29. Our average new orders per sales location increased from 64 in 2001 to 74 in 2002. We anticipate opening an additional 40 new home communities for 2003.

The Company's average sales price on a combined basis increased from $299,300 in 2001 to $379,200 in 2002. This was the result of a change in product mix and price appreciation in the markets in which we operate.

Total Combined Revenues

(includes unconsolidated joint ventures)


$ in millions
$648.1
$792.2
$789.7
$993.1
1000
750
500
250
0
1999
2000
2001
2002

Stock Price

(per year)


$3.75
$5.50
$9.38
$15.25
$21.83
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
Split
12/31/99
12/31/00
12/31/01
12/31/02

Equity Growth

(per year)


$ in millions
$5.8
$53.3
$102.5
$150.6
$181.7
200
175
150
125
100
75
50
25
0
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02





During the year we acquired approximately 3,900 new lots, for a total capital investment of approximately $257.0 million. Many of these lots are located in some of the nation's leading master planned communities. We would like to thank the developers of all these communities for allowing us the opportunity to continue to share in their success.

We made significant strides in improving our capital structure during the year. We increased commitments on our three revolving credit facilities from $180.0 million to $275.0 million and extended maturities.

We successfully completed the preparation and filing of a Registration Statement with the Securities and Exchange Commission for the successful public offering in the first quarter of 2003 of $250.0 million of 10-3/4% senior notes. In conjunction with the filing of this offering, the Company's financial results were recognized by both Standard & Poor's and Moody's, with a credit rating upgrade on the new senior notes.

Pursuant to the Company's previously announced stock repurchase plan, the Company repurchased 1,018,400 shares of its outstanding shares during the year for a total purchase price of $19.6 million. As a result, shareholders' equity as of December 31, 2002 was $181.7 million, a net increase of $31.1 million for the year. Our return on average shareholders' equity for the year was 29.8%, one of the highest returns in the industry. Our stock price per share increased 43% for the year, from $15.25 to $21.83, and as mentioned above, diluted earnings per common share of $4.73 was an all time high for the Company.



All of our operating divisions contributed significantly to our record results, and we would like to acknowledge the staff and management of each division for their contributions.

Southern California

Tom Mitchell, our Southern California Division President, led our largest operating unit for 2002, with 874 deliveries and total combined revenues of over $400.0 million. This division operates in three distinct areas; Orange County, Los Angeles/Ventura Counties and portions of the Inland Empire.

(previous page spread)
The Ranch on Silver Creek,
San Jose, CA

(facing page)
Montellano at Talega,
San Clemente, CA



We opened 7 new home communities in 2002 and anticipate opening an additional 11 in 2003. On a combined basis our average sales price for the Southern California Division increased from $365,000 to $458,000 during 2002.

During the year, the Southern California division acquired 1,121 new lots for a total capital investment of over $110.0 million.

We are very pleased to continue to build homes in some of the nation's best master planned communities, including The Irvine Ranch, Ladera Ranch, the community of Talega and in Santa Clarita on Newhall Land and Farming property.

Up and down Southern California, from the Inland Empire to the coastal communities of Orange County, the division offers a diverse range of product and price points. From townhomes to single-family homes in master planned communities to luxury homes in picturesque golf course developments, our home prices range from the mid $200,000's to more than $1,000,000.

Monticello at Northpark Square represents one of our current products on The Irvine Ranch, one of the nation's most successful master planned communities. Monticello provides homebuyers with a variety of townhome styles to meet their lifestyles. With prices starting in the low $300,000's, this neighborhood reflects our efforts to provide affordable homes in one of Orange County's best locations.

Montellano at Talega in San Clemente, offers luxury estate homes priced from the mid $900,000's to over $1,000,000. This master planned community of Talega, with its fabulous collection of amenities, such as the Swim and Athletic Club and 18 hole championship golf course designed by Fred Couples, continues to be one of the division's key suppliers of homesites in coastal Orange County.



Southern California
Jennifer Major, *Sales Counselor*
Kathy Floyd, *Sales Counselor*

Our Weatherhaven collection in Ladera Ranch offers cottage style homes in one of the most dynamic and successful master planned communities in Southern California. Built for new and growing families, Weatherhaven offers new home prices starting in the mid $400,000's.

(facing page back spread, from top)
Linden at Quail Hill, Irvine, CA
Laurel at Quail Hill, Irvine, CA



Mesquite Grove Estates, Chandler, AZ



The Orchard at Hidden Trails, Escondido, CA



Linden at Quail Hill, Irvine, CA



Montellano at Talega, San Clemente, CA



Tanglewood at 4S Ranch, San Diego, CA



The Ranch on Silver Creek, San Jose, CA



Providence at 4S Ranch, San Diego, CA



Summerwood at 4S Ranch, San Diego, CA


The Shores at Victoria by the Bay, Hercules, CA


Sycamore Ranch - Fallbrook, CA


Laurel at Quail Hill, Irvine, CA


Montellano at Talega, San Clemente, CA


Providence at 4S Ranch, San Diego, CA


The Ranch on Silver Creek, San Jose, CA


Hidden Trails, Escondido, CA


Summerwood at 4S Ranch, San Diego, CA

Northern California

Doug Bauer, President of our Northern California Division, led his team to an excellent year despite difficult economic conditions in the San Francisco Bay Area. Operating in an area from Monterey in the south, to El Dorado County in the north, we delivered 555 homes for total combined revenues of over $200.0 million. We generated 610 new orders and ended the year with a backlog of 113 units, for a total value of $42.4 million.



Northern California
Cyndi Rose, *Community Sales Manager*
Bill Willis, *Community Superintendent*

We successfully refinanced the "Ranch on Silver Creek" project in San Jose, California. This project consists of 538 homes to be developed into 9 separate neighborhoods and a championship golf course. We anticipate opening the first model complex during the summer of 2003.

We opened a total of 7 new home communities during the year and anticipate opening an additional 11 during 2003.

The Northern California Division entered into a joint venture to acquire 244 acres and develop 1,404 units in the East Garrison area of Fort Ord in Monterey County.

We opened for sale in two of our three new home communities in the master planned development of Victoria by the Bay, located in the city of Hercules, and are very pleased with our early sales success.

San Diego

Larry Smith, our San Diego Division President, continued to enjoy a very strong market during 2002. We delivered 469 homes, for a total combined revenue of over $200.0 million. During this past year, we opened 3 new home communities and closed out an additional 6 communities. We anticipate opening 8 new home communities in 2003 with a wide range of design concepts, including infill townhomes, high density detached products and one-acre estate lot homes.

We acquired 421 new lots for approximately $34.0 million of total capital investment and controlled an additional 657 lots at year end.

(facing page)
The Shores at Victoria by the Bay, Hercules, CA



We are especially pleased with the results of our projects in the very successful San Diego master planned communities of 4-S Ranch, East Lake and Otay Ranch. In addition, we sold the last unit in our highly successful Horsethief Canyon Ranch community located in Riverside County near the city of Corona. This master planned community was developed over a 15 year period and included over 2,000 homes.



San Diego
Bob Montgomery, *Vice President, Construction*
Ardy March, *Options Coordinator*
Rod Borges, *Assistant Superintendent*

In 2003, the Division will act as the Builder Captain for "Mary's House", a project of HomeAid San Diego. "Mary's House" will provide shelter for six 18 year old girls exiting the foster care system while providing assistance in continuing their education and preparing them for self-sufficient adulthood. We are very proud of our ongoing contributions to the San Diego community and to all the communities in which we build.

Arizona

Tom Hickcox, our Arizona Division President, continues to operate in one of the nation's best housing markets. In 2002, the greater Phoenix market had an all-time record performance with 38,914 new permits.

During the year, we delivered 270 homes which produced revenues of over $65.0 million and generated 289 new orders. We opened one new home community and anticipate opening 4 additional communities in 2003.



Arizona
Julie Collins, *Vice President of Operations*
Maureen Maxell, *Assistant to the President*

We are pleased with the success of our strategy to develop our own home sites in this highly competitive market. We currently control 4,462 home sites in highly desirable areas of the greater Phoenix market and have already purchased and begun production on an additional 963 home sites. We believe the location of these

(facing page)
Sycamore Ranch, Fallbrook, CA



home sites and the terms under which they are controlled put us in a very favorable land position in the greater Phoenix market.

Las Vegas

Mary Connelly's division in Nevada had another spectacular year. We reported revenues of over $100.0 million, which produced $15.1 million of income before tax. Since the division's first year of operations in 1996, which generated revenues of $8.7 million, revenues have increased on average almost 50% per year to the current total revenues of over $100.0 million.

In 2002, we closed out 6 projects and opened 4 new home communities, which are all experiencing very successful sales rates. For future new home development, 1,510 lots were acquired for a total capital investment of approximately $48.0 million.



Las Vegas
Danny Hailey, *Warranty Service, Field Supervisor*
Terry Connelly, *Vice President, Operations*
Kim Chitwood, *Assistant Sales & Marketing Manager*

We have consistently maintained a strong presence in Summerlin and would like to thank them for allowing us the opportunity to build in the number one selling master plan community in the nation. William Lyon Homes represented 13% of the total merchant builder sales in Summerlin in 2002. Our Topaz Ridge project is the best selling "Luxury Product", and our Encanto neighborhood is the best selling "Upgrade Product." In addition, Topaz Ridge is the #1 selling single-family detached luxury production home community in overall Southern Nevada.

Based on homebuyer survey results published by National Survey Systems Co., the Nevada Division is ranked as the #1 homebuilder in Nevada for "Overall Satisfaction", according to "Move-in" surveys, which rate the buyer's purchase, closing and service experience.

(facing page, from top)
Topaz Ridge at The Ridges, Summerlin, Las Vegas, NV
Mesquite Grove Estates, Chandler, AZ

Duxford Financial

Chairman, Dick Frankel, and President, Mark Carver, led Duxford Financial to another outstanding year. Mortgage loan production grew from 2,577 loans in 2001 to 2,852 loans in 2002, and dollar volume increased from $657.0 million to $810.0 million. For the year, Duxford Financial provided mortgage financing to over 70% of the Company's new homebuyers.



Duxford
Todd White, *Senior Loan Officer*
Mike Smith, *Senior Loan Officer*
David Macke, *Vice President*

During the year, we initiated the operations of Duxford Escrow to serve our San Diego and Southern California Divisions and are pleased that we were able to produce a profit in our first year of operations.

In our second year of operations, Duxford Title Reinsurance Company, which re-insures a number of our title insurance policies, also had a very successful year, with income before tax of $715,000.

Corporate Staff

We would like to acknowledge the efforts of our corporate staff over the last year. The successful capital structure improvements, re-purchase of over one million shares of our outstanding stock and the preparation and filing of a Registration Statement with the Securities and Exchange Commission for the sale in the first quarter of 2003 of $250 million of 10-3/4% senior notes were all very important highlights during the year.

Linda Foster, Vice President of Human Resources and Corporate Secretary, left the Company during the year. We want to thank Linda for her many years of service and wish her well in her future endeavors.

(facing page)
Weatherhaven,
Ladera Ranch, CA


56
sidence
Two

Looking Forward

We are very pleased with the results since combining the two companies in November, 1999. We are especially proud of the record results in 2002 and would like to thank the following important contributors to our success:



(from left): General William Lyon, Chairman and Chief Executive Officer; Wade Cable, President and Chief Operating Officer.

Our highly regarded Stockholders, for your continued support and the confidence you have shown in the Company; our dedicated Employees, for achieving record results and for ensuring that the stamp of "Lyon Pride" is found on every home we build for our customers; our knowledgeable Board of Directors, for your invaluable contributions to our Company's success; our other talented members of the William Lyon Homes team, including our Joint Venture Partners, Lenders, Suppliers, Subcontractors and Consultants, for all your significant contributions during the year; and all of our valued Customers.

Sincerely,

General William Lyon
Chairman of the Board and
Chief Executive Officer

Wade H. Cable
President and
Chief Operating Officer

April 3, 2003



Board of Directors *(from left): William McFarland, Wade Cable, Richard Frankel, William Lyon, William H. Lyon, James Dalton, Randolph Westerfield, Michael Meyer and Raymond Watt; (also featured): Josef, the "Lyon Lion."*

Financial Statements



Topaz Ridge at The Ridges, Summerlin, Las Vegas, NV

Report of Independent Auditors

To the Board of Directors and Stockholders
William Lyon Homes

We have audited the accompanying consolidated balance sheets of William Lyon Homes as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of William Lyon Homes at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Irvine, California
February 10, 2003

Consolidated Balance Sheets

(in thousands except number of shares and par value per share)	December 31,	
	2002	2001
Assets		
Cash and cash equivalents	$ 16,694	$ 19,751
Receivables — Note 2	28,734	26,224
Real estate inventories — Note 3	491,952	307,335
Investments in and advances to unconsolidated joint ventures — Note 4	65,404	66,753
Property and equipment, less accumulated depreciation of $5,435 and $4,309 at December 31, 2002 and 2001, respectively	2,131	2,171
Deferred loan costs	1,341	2,831
Goodwill — Note 1	5,896	5,896
Other assets	5,429	2,748
	$617,581	$433,709
Liabilities and Stockholders' Equity		
Accounts payable	$ 34,881	$ 19,346
Accrued expenses	54,312	41,492
Notes payable — Note 5	195,786	151,191
12 1/2% Senior Notes due July 1, 2003 — Note 5	70,279	70,279
	355,258	282,308
Minority interest in consolidated joint ventures — Note 4	80,647	784
Commitments and contingencies — Note 10		
Stockholders' equity — Note 7		
Common stock, par value $.01 per share; 30,000,000 shares authorized; 9,728,747 and 10,619,399 shares issued and outstanding at December 31, 2002 and 2001, respectively	97	106
Additional paid-in capital	108,592	127,035
Retained earnings	72,987	23,476
	181,676	150,617
	$617,581	$433,709

See accompanying notes.

Consolidated Statements of Income

(in thousands except per common share amounts)	Year Ended December 31,		
	2002	2001	2000
Operating revenue			
Home sales	$ 593,762	$ 452,002	$ 403,850
Lots, land and other sales	8,648	7,054	3,016
Management fees — Note 1	10,892	9,127	10,456
	613,302	468,183	417,322
Operating costs			
Cost of sales — homes	(504,330)	(382,608)	(335,891)
Cost of sales — lots, land and other	(9,404)	(5,158)	(3,378)
Sales and marketing	(22,862)	(18,149)	(16,515)
General and administrative	(39,366)	(37,171)	(35,348)
Amortization of goodwill — Note 1	—	(1,242)	(1,244)
	(575,962)	(444,328)	(392,376)
Equity in income of unconsolidated joint ventures — Note 4	27,748	22,384	24,416
Operating income	65,088	46,239	49,362
Interest expense, net of amounts capitalized — Note 5	—	(227)	(5,557)
Other income (expense), net — Note 8	2,693	7,513	7,324
Income before income taxes and extraordinary item	67,781	53,525	51,129
Provision for income taxes — Notes 4 and 10			
Income taxes — benefit credited to paid-in capital	—	—	(9,287)
Income taxes — net of benefit	(18,270)	(5,847)	(3,070)
Income before extraordinary item	49,511	47,678	38,772
Extraordinary item — gain from retirement of debt, net of applicable income taxes — Notes 1, 7 and 8	—	—	496
Net income	$ 49,511	$ 47,678	$ 39,268
Basic earnings per common share: — Note 1			
Before extraordinary item	$ 4.85	$ 4.50	$ 3.69
Extraordinary item	—	—	0.05
After extraordinary item	$ 4.85	$ 4.50	$ 3.74
Diluted earnings per common share: — Note 1			
Before extraordinary item	$ 4.73	$ 4.44	$ 3.69
Extraordinary item	—	—	0.05
After extraordinary item	$ 4.73	$ 4.44	$ 3.74

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(in thousands)	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
Balance – December 31, 1999	10,439	$104	$116,667	$(63,470)	$ 53,301
Issuance of common stock upon exercise of stock options—Note 6	131	2	654	—	656
Net income for the year	—	—	—	39,268	39,268
Income tax benefits related to temporary differences existing prior to the quasi-reorganization—Notes 1 and 7	—	—	9,287	—	9,287
Balance – December 31, 2000	10,570	106	126,608	(24,202)	102,512
Issuance of common stock upon exercise of stock options—Note 6	49	—	427	—	427
Net income for the year	—	—	—	47,678	47,678
Balance – December 31, 2001	10,619	106	127,035	23,476	150,617
Issuance of common stock upon exercise of stock options—Note 6	128	1	1,117	—	1,118
Purchase and retirement of common stock—Note 6	(1,018)	(10)	(19,560)	—	(19,570)
Net income for the year	—	—	—	49,511	49,511
Balance – December 31, 2002	9,729	$ 97	$108,592	$ 72,987	$181,676

See accompanying notes.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31,		
	2002	2001	2000
Operating activities			
Net income	$ 49,511	$ 47,678	$ 39,268
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,355	2,519	2,499
Equity in income of unconsolidated joint ventures	(27,748)	(22,384)	(24,416)
Extraordinary gain on repurchase of 12 1/2% Senior Notes	—	—	(561)
Provision for income taxes	18,270	5,847	12,383
Net changes in operating assets and liabilities:			
Receivables	(3,767)	2,480	(113)
Real estate inventories	(23,126)	(31,185)	(29,378)
Deferred loan costs	1,490	(2,077)	841
Other assets	(2,681)	(93)	(392)
Accounts payable	8,467	(6,416)	10,109
Accrued expenses	(5,580)	1,333	(899)
Net cash provided by (used in) operating activities	16,191	(2,298)	9,341
Investing activities			
Investment in and advances to unconsolidated joint ventures	(26,475)	(30,547)	(20,600)
Distributions from unconsolidated joint ventures	43,074	32,947	45,018
Mortgage notes receivable originations/issuances	(333,029)	(220,505)	(116,773)
Mortgage notes receivable sales/repayments	328,821	214,636	113,474
Purchases of property and equipment	(1,315)	(630)	(1,890)
Net cash provided by (used in) investing activities	11,076	(4,099)	19,229

(continued)

See accompanying notes.

Consolidated Statements of Cash Flows (continued)

(in thousands)	Year Ended December 31,		
	2002	2001	2000
Financing activities			
Proceeds from borrowings on notes payable	913,599	687,641	467,446
Principal payments on notes payable	(920,029)	(669,709)	(462,008)
Repurchase of 12 1/2% Senior Notes	—	(51,637)	(22,107)
Reissuance of 12 1/2% Senior Notes	—	44,715	—
Common stock issued for exercised options	1,118	427	656
Common stock purchased	(19,570)	—	—
Minority interest distributions, net	(5,442)	—	—
Net cash (used in) provided by financing activities	(30,324)	11,437	(16,013)
Net (decrease) increase in cash and cash equivalents	(3,057)	5,040	12,557
Cash and cash equivalents—beginning of year	19,751	14,711	2,154
Cash and cash equivalents—end of year	$ 16,694	$ 19,751	$ 14,711
Supplemental disclosures of cash flow and non-cash activities			
Cash paid during the period for interest, net of amounts capitalized	$ —	$ —	$ 5,304
Issuance of notes payable for land acquisitions	$ 51,025	$ 43,550	$ 10,042
Investment in joint venture in connection with contribution of land to joint venture	$ 2,000	$ 1,100	$ 2,749
Debt assumed by joint venture in connection with contribution of land to joint venture	$ —	$ —	$ 2,401

See accompanying notes.

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Operations

William Lyon Homes, a Delaware corporation and subsidiaries (the "Company") are primarily engaged in designing, constructing and selling single family detached and attached homes in California, Arizona and Nevada.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries and joint ventures. Investments in joint ventures in which the Company has a 50% or less ownership interest are accounted for using the equity method. The accounting policies of the joint ventures are substantially the same as those of the Company. All significant intercompany accounts and transactions are eliminated in consolidation.

Segment Information

The Company designs, constructs and sells a wide range of homes designed to meet the specific needs of each of its markets. For internal reporting purposes, the Company is organized into five geographic home building regions and its mortgage origination operation. Because each of the Company's geographic home building regions has similar economic characteristics, housing products and class of prospective buyers, the geographic home building regions have been aggregated into a single home building segment. The Company's mortgage origination operations did not meet the materiality thresholds which would require disclosure for the years ended December 31, 2002, 2001 and 2000, and accordingly, are not separately reported.

The Company evaluates performance and allocates resources primarily based on the operating income of individual home building projects. Operating income is defined by the Company as operating revenue less operating costs plus equity in income of unconsolidated joint ventures. Accordingly, operating income excludes certain expenses included in the determination of net income. Operating income from home building operations totaled $65.1 million, $46.2 million and $49.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

All revenues are from external customers. There were no customers that contributed 10% or more of the Company's total revenues during 2002, 2001 or 2000.

Real Estate Inventories and Related Indebtedness

Real estate inventories are carried at cost net of impairment losses, if any. Real estate inventories consist primarily of deposits, raw land, lots under development, homes under construction and completed homes of real estate projects. All direct and indirect land costs, offsite and onsite improvements and applicable interest and other carrying charges are capitalized to real estate projects during periods when the project is under development. Land, offsite costs and all other common costs are allocated to land parcels benefited based upon relative fair values before construction. Onsite construction costs and related carrying charges (principally interest and property taxes) are allocated to the individual homes within a phase based upon the relative sales value of the homes. The Company relieves its accumulated real estate inventories through cost of sales for the cost of homes sold. Selling expenses and other marketing costs are expensed in the period incurred. A provision for warranty costs relating to the Company's limited warranty plans is included in cost of sales at the time the sale of a home is recorded. The Company generally reserves one percent of the sales price of its homes against the possibility of future charges relating to its one-year limited warranty and similar potential claims. Factors that affect the Company's warranty liability include the number of homes under warranty, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. Changes in the Company's warranty liability during the year ended December 31 are as follows (in thousands):

Notes to Consolidated Financial Statements (continued)

	Year Ended December 31,		
	2002	2001	2000
Warranty liability, beginning of year	$ 2,598	$ 2,885	$ 3,125
Warranty provision during year	5,167	4,156	4,132
Warranty settlements during year	(3,478)	(4,443)	(4,372)
Warranty liability, end of year	$ 4,287	$ 2,598	$ 2,885

Interest incurred under the Revolving Credit Facilities, the 12$^1/_2$% Senior Notes and other notes payable, as more fully discussed in Note 5, is capitalized to qualifying real estate projects under development. Any additional interest charges related to real estate projects not under development are expensed in the period incurred.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("Statement No. 144"). This pronouncement superseded Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* ("Statement No. 121") and was required to be adopted on January 1, 2002. Statement No. 144 retained the fundamental provisions of Statement No. 121 as it relates to assets to be held and used and assets to be sold. Statement No. 144 requires impairment losses to be recorded on assets to be held and used by the Company when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. When an impairment loss is required for assets to be held and used by the Company, the related assets are adjusted to their estimated fair value.

Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidation sale. The estimation process involved in determining if assets have been impaired and in the determination of fair value is inherently uncertain because it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic and market conditions, as well as the availability of suitable financing to fund development and construction activities. The realization of the Company's real estate projects is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from their estimated fair values.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives ranging from three to thirty-five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the shorter of either their estimated useful lives or term of the lease.

Deferred Loan Costs

Deferred loan costs are amortized over the term of the applicable loans using a method which approximates the level yield interest method.

Notes to Consolidated Financial Statements (continued)

Goodwill

The amount paid for business acquisitions over the net fair value of assets acquired and liabilities assumed is reflected as goodwill and, until January 1, 2002 was being amortized on a straight-line basis over seven years. Accumulated amortization was $2,793,000 as of December 31, 2001. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("Statement No. 142"), effective for fiscal years beginning after December 15, 2001. Under the new rule, goodwill is no longer amortized but is subject to impairment tests in accordance with Statement No. 142. The Company performed its first required annual impairment test of goodwill as of January 1, 2002 and determined that goodwill was not impaired. As of December 31, 2002, there have been no indicators of impairment related to the Company's goodwill. If Statement No. 142 had been adopted effective January 1, 2000, the pro forma impact of the nonamortization of goodwill on the results for the subsequent periods would have been as follows (in thousands except per common share data):

	Year Ended December 31,	
	2001	2000
Net income, as reported	$47,678	$39,268
Amortization of goodwill, net of tax	1,106	943
Net income, as adjusted	$48,784	$40,211
Earnings per common share, as adjusted:		
Basic	$ 4.61	$ 3.83
Diluted	$ 4.54	$ 3.83

Sales and Profit Recognition

A sale is recorded and profit recognized when a sale is consummated, the buyer's initial and continuing investments are adequate, any receivables are not subject to future subordination, and the usual risks and rewards of ownership have been transferred to the buyer in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 66, *Accounting for Sales of Real Estate* ("Statement No. 66"). When it is determined that the earnings process is not complete, profit is deferred for recognition in future periods. The Company accounts for sale-leaseback transactions in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 98, *Accounting for Leases* ("Statement No. 98").

During the year ended December 31, 2001, the Company completed the sale and related leaseback of 56 model homes for a sales price of $16,216,000, of which $13,938,000 was paid in cash and $2,278,000 of which was paid in the form of a partial recourse note receivable. The sale was accounted for on the cost recovery method in accordance with Statement No. 66 and Statement No. 98, and as such deferred profits of $2,385,000 were recorded resulting in gross profits from the sale of $531,000. As of December 31, 2002, the partial recourse note receivable of $1,379,000 and related deferred profits of $1,486,000 are reflected in receivables and accrued expenses, respectively. The Company pays rent on the related lease and earns income on the partial recourse note receivable at LIBOR plus 4.750% (6.13% at December 31, 2002).

Notes to Consolidated Financial Statements (continued)

Income Taxes

Income taxes are accounted for under the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Effective as of January 1, 1994, the Company completed a capital restructuring and quasi-reorganization. The quasi-reorganization resulted in the adjustment of assets and liabilities to estimated fair values and the elimination of an accumulated deficit effective January 1, 1994. Income tax benefits resulting from the utilization of net operating loss and other carryforwards existing at January 1, 1994 and temporary differences existing prior to or resulting from the quasi-reorganization, are excluded from the results of operations and credited to paid-in capital. During the year ended December 31, 2000, income tax benefits of $9,287,000 were excluded from results of operations and not reflected as a reduction to the Company's provision for income taxes but credited directly to paid-in capital.

Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash investments, receivables, and deposits. The Company typically places its cash investments in investment grade short-term instruments. Deposits, included in other assets, are due from municipalities or utility companies and are generally collected from such entities through fees assessed to other developers.

For those instruments, as defined under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*, for which it is practical to estimate fair value, management has determined that the carrying amounts of the Company's financial instruments approximate their fair value at December 31, 2002.

The Company is an issuer of, or subject to, financial instruments with off-balance sheet risk in the normal course of business which exposes it to credit risks. These financial instruments include letters of credit and obligations in connection with assessment district bonds. These off-balance sheet financial instruments are described in the applicable Notes.

Cash and Cash Equivalents

Short-term investments with a maturity of three months or less when purchased are considered cash equivalents.

Management Fees

Management fees represent fees earned in the current period from unconsolidated joint ventures in accordance with joint venture and/or operating agreements.

Basic and Diluted Earnings Per Common Share

Earnings per share amounts for all periods presented conform to Financial Accounting Standards Board Statement of Financial Accounting Standards No. 128, *Earnings Per Share*. Basic and diluted earnings per common share for the year ended December 31, 2002 are based on 10,203,497 and 10,474,868 shares of common stock outstanding, respectively. Basic and diluted earnings per common share for the year ended December 31, 2001 are based on 10,583,564 and 10,739,540 shares of common stock outstanding, respectively. Basic and diluted earnings per common share for the year ended December 31, 2000 are based on 10,499,917 and 10,503,572 shares of common stock outstanding, respectively.

Stock-Based Compensation

At December 31, 2002, the Company had stock plans, which are described more fully in Note 6. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25") and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and

Notes to Consolidated Financial Statements (continued)

earnings per common share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("Statement No. 123") to stock-based employee plans (in thousands, except per common share amounts):

	Year Ended December 31,		
	2002	2001	2000
Net income, as reported	$49,511	$47,678	$39,268
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(937)	(916)	(576)
Net income, as adjusted	$48,574	$46,762	$38,692
Earnings per common share:			
Basic—as reported	$ 4.85	$ 4.50	$ 3.74
Basic—as adjusted	$ 4.76	$ 4.42	$ 3.68
Diluted—as reported	$ 4.73	$ 4.44	$ 3.74
Diluted—as adjusted	$ 4.64	$ 4.35	$ 3.68

Uses of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities as of December 31, 2002 and 2001 and revenues and expenses for each of the three years in the period ended December 31, 2002. Accordingly, actual results could differ from those estimates in the near-term.

Impact of New Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, *Recission of SFAS Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections* ("Statement No. 145"). Statement No. 145 prevents gains or losses on extinguishment of debt not meeting the criteria of APB 30 to be treated as extraordinary. Statement No. 145 is effective for fiscal years beginning after March 15, 2002. Upon adoption of Statement No. 145, the Company's previously reported extraordinary items related to gain from retirement of debt will be reclassified and not reported as extraordinary items.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* ("Statement No. 148"). Statement No. 148 amends Statement No. 123 to provide three alternative methods of transition for Statement No. 123's fair value method of accounting for stock-based employee compensation for companies that elect to adopt the provisions of Statement No. 123. Transition to the fair value accounting method of Statement No. 123 is not required by Statement No. 148. The Company has elected to use the intrinsic value method of accounting for stock compensation in accordance with APB No. 25 and related interpretations. Statement No. 148 also amends the disclosure provisions of Statement No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provisions of Statement No. 148 are required to be adopted by all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of Statement No. 123 or the intrinsic value method of APB No. 25. The disclosure provisions of Statement No. 148 have been adopted by the Company with appropriate disclosure included in Note 1 above.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("Interpretation No. 45"). The disclosure requirements of Interpretation No. 45 are effective as of December 31, 2002. The initial recognition and measurement requirements of Interpretation No. 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently evaluating the impact of the required accounting treatment under Interpretation No. 45 for guarantees issued or modified after December 31, 2002. The Company has not determined the anticipated impact of the application of Interpretation No. 45 to guarantees issued or modified after December 31, 2002. However, in the case of a guarantee issued as part of a transaction with multiple elements with an unrelated party, it generally requires the recording at inception of the guarantee of a liability equal to the guarantee's estimated fair value. In the absence of observable transactions for identical or similar guarantees, estimated fair value will likely be based on the expected present value which is the sum of the estimated probability-weighted range of contingent payments under the guarantee arrangement. The recording of a liability could have a corresponding effect on various of the Company's financial ratios and other financial and operational indicators. See Notes 4, 5 and 10 for additional information related to the Company's guarantees.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("Interpretation No. 46"), which applies immediately to arrangements created after January 31, 2003. Interpretation No. 46 applies to arrangements created before February 1, 2003 beginning on July 1, 2003. The Company is currently evaluating whether the application of Interpretation No. 46 would require the consolidation of any of the Company's joint venture or land banking arrangements existing at December 31, 2002. The consolidation of the assets, liabilities and operations of any of the Company's joint venture or land banking arrangements would have a corresponding effect on various of the Company's financial ratios and other financial and operational indicators of the Company. Interpretation No. 46 may be applied by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. See Notes 4 and 10 for additional information regarding the Company's joint venture and land banking arrangements.

Reclassifications

Certain balances in the December 31, 2001 consolidated balance sheet have been reclassified in order to conform to current year presentation.

Notes to Consolidated Financial Statements (continued)

Note 2 – Receivables

Receivables consist of the following (in thousands):

	December 31,	
	2002	2001
Notes receivable:		
First trust deed mortgage notes receivable, pledged as collateral for revolving mortgage warehouse credit facility	$18,139	$10,985
Notes receivable from sale and related leaseback of 56 model homes which is accounted for on the cost recovery method (Note 1)	1,379	2,278
Other notes receivable	—	2,046
	19,518	15,309
Receivables from affiliates for management fees, cost reimbursements and other	3,226	6,573
Other receivables—primarily escrow proceeds	5,990	4,342
	$28,734	$26,224

Note 3 – Real Estate Inventories

Real estate inventories consist of the following (in thousands):

	December 31, 2002		
Division	Deposits, Land and Construction In Progress	Completed Inventory, Including Models and Completed Lots Held for Sale	Total
Southern California	$108,176	$ 8,999	$117,175
San Diego	83,699	2,847	86,546
Northern California	172,780	9,801	182,581
Arizona	39,664	2,001	41,665
Nevada	62,636	1,249	63,885
Other	100	—	100
	$467,055	$24,897	$491,952

Notes to Consolidated Financial Statements (continued)

Real estate inventories consist of the following (in thousands):

	December 31, 2001		
Division	Deposits, Land and Construction In Progress	Completed Inventory, Including Models and Completed Lots Held for Sale	Total
Southern California	$ 82,504	$10,231	$ 92,735
San Diego	55,678	10,459	66,137
Northern California	62,541	3,978	66,519
Arizona	42,685	2,648	45,333
Nevada	33,491	2,262	35,753
Other	858	—	858
	$277,757	$29,578	$307,335

Note 4 – Investments in and Advances to Unconsolidated Joint Ventures

The Company and certain of its subsidiaries are general partners or members in 16 active joint ventures involved in the development and sale of residential projects. Such joint ventures are 50% or less owned by the Company and not controlled by the Company and, accordingly, the financial statements of such joint ventures are not consolidated with the Company's financial statements. The Company's investments in unconsolidated joint ventures are accounted for using the equity method. Condensed combined financial information of these joint ventures as of December 31, 2002 and 2001 is summarized as follows:

Condensed Combined Balance Sheets (in thousands):

	December 31,	
	2002	2001
Assets		
Cash and cash equivalents	$ 18,023	$ 9,404
Receivables	13,017	5,711
Real estate inventories	234,896	294,698
	$265,936	$309,813
Liabilities and Owners' Capital		
Accounts payable	$ 14,640	$ 21,931
Accrued expenses	4,535	4,288
Notes payable	90,086	72,344
Advances from William Lyon Homes	7,498	11,768
	116,759	110,331
Owners' Capital		
William Lyon Homes	57,906	54,985
Others	91,271	144,497
	149,177	199,482
	$265,936	$309,813

Notes to Consolidated Financial Statements (continued)

Condensed Combined Statements of Income (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Operating revenue			
Home sales	$ 362,697	$ 316,098	$ 367,724
Land sale	17,079	5,371	7,128
	379,776	321,469	374,852
Operating costs			
Cost of sales — homes	(298,838)	(258,997)	(307,215)
Cost of sales — land	(13,542)	(4,214)	(7,128)
Sales and marketing	(10,814)	(10,609)	(11,567)
Operating income	56,582	47,649	48,942
Other income, net	83	295	581
Net income	$ 56,665	$ 47,944	$ 49,523
Allocation to owners			
William Lyon Homes	$ 27,748	$ 22,384	$ 24,416
Others	28,917	25,560	25,107
	$ 56,665	$ 47,944	$ 49,523

Income allocations and cash distributions to the Company are based on predetermined formulas between the Company and the joint venture partners as specified in the applicable partnership or operating agreements. The Company generally receives, after partners' priority returns and return of partners' capital, approximately 50% of the profits and cash flows from joint ventures.

Certain joint ventures have obtained financing from construction lenders which amounted to $90,086,000 at December 31, 2002. As common practice required by commercial lenders, all of the joint ventures that have obtained financing are obligated to repay loans to a level such that they do not exceed certain required loan-to-value or loan-to-cost ratios. Each lender has the right to test the ratios by appraising the property securing the loan at the time. Either a decrease in the value of the property securing the loan or an increase in the construction costs could trigger this pay down obligation. The term of the obligation corresponds with the term of the loan and is limited to the outstanding loan balance. All of the joint ventures that have obtained such financing are in the form of limited partnerships of which the Company is the general partner. While historically all liabilities of these partnerships have been satisfied out of the assets of such partnerships and while the Company believes that this will continue in the future, the Company, as general partner, is potentially responsible for all liabilities and indebtedness of these partnerships. In addition, the Company has provided unsecured environmental indemnities to some of the lenders who provide loans to the partnerships. The Company has also provided completion guarantees and repayment guarantees for some of the limited partnerships under their credit facilities. The repayment guarantees total $22,312,000 as of December 31, 2002 and only become effective upon repayment of the outstanding 12 1/2% Senior Notes.

During the year ended December 31, 2002, one of the joint ventures in which the Company is a general partner completed a land sale to the Company for $17,079,000 resulting in a profit of approximately $3,537,000, all of which was allocated to the Company's outside partner as preferred return in accordance with the joint venture agreement.

Notes to Consolidated Financial Statements (continued)

During the year ended December 31, 2002, one of the Company's existing unconsolidated joint ventures ("Existing Venture") was restructured such that the Company is required to purchase the 538 lots owned by the Existing Venture on a specified takedown basis through October 15, 2003 at a purchase price equal to the future cost of such lots including a 20% preferred return on invested capital to the outside partner of the Existing Venture (estimated to be $178,578,000, including an estimated preferred return of $36,911,000). During the year ended December 31, 2002, the first 242 lots were purchased from the Existing Venture for $64,468,000, which includes a $12,493,000 preferred return to the outside partner of the Existing Venture. The 242 lots were purchased by a newly formed joint venture ("New Venture") between the Company and an outside partner. The Company is required to purchase the 242 lots owned by the New Venture on a specified takedown basis through May 15, 2004 at a purchase price equal to $74,210,000 plus a 13½% preferred return on invested capital to the outside partner of the New Venture. Because the Company is required to purchase the lots owned by both the Existing Venture and the New Venture, and the Company now controls both ventures, the financial statements of both ventures have been consolidated with the Company's financial statements as of December 31, 2002, including real estate inventories of $101,849,000 and minority interest in consolidated joint ventures of $80,647,000. During the year ended December 31, 2002, an additional 44 lots were purchased from the Existing Venture for $19,765,000, which includes a $3,953,000 preferred return to the outside partner of the Existing Venture. The 44 lots were purchased though a land banking arrangement (see Note 10 for additional information regarding the Company's land banking arrangements). The intercompany sale and related profit from the 242 lots and the 44 lots have been eliminated in consolidation.

Note 5 – Notes Payable and 12½% Senior Notes

Notes payable and 12½% Senior Notes consist of the following (in thousands):

	December 31,	
	2002	2001
Notes payable:		
Revolving Credit Facilities	$118,068	$ 76,053
Construction notes payable	25,218	21,795
Purchase money notes payable — land acquisitions	28,861	34,358
Collateralized mortgage obligations under revolving mortgage warehouse credit facility, secured by first trust deed mortgage notes receivable	18,139	10,985
Unsecured line of credit	5,500	8,000
	195,786	151,191
12½% Senior Notes due July 1, 2003	70,279	70,279
	$266,065	$221,470

Interest relating to the above debt consists of the following (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Interest incurred	$ 26,783	$ 21,908	$ 26,012
Interest capitalized	(26,783)	(21,681)	(20,455)
Interest expense	$ —	$ 227	$ 5,557

Notes to Consolidated Financial Statements (continued)

Senior Notes

As of December 31, 2002, the Company's outstanding balance under its 12 1/2% Senior Notes was $70,279,000. On May 1, 2001, the Company completed a consent solicitation with respect to the 12 1/2% Senior Notes and received consents from holders of $39,279,000 of the then outstanding notes to extend the maturity date from July 1, 2001 to July 1, 2003 and to make certain amendments to the note covenants. Although the Company initially intended to accept consents from no more than 50% of holders, the Company elected to accept additional consents, as contemplated by the consent solicitation documents. The consenting holders received a fee of 4% of the principal balance. Subsequently, during May and June 2001, the Company had also repurchased $31,444,000 of the Senior Notes from non-consenting holders.

In June 2001, General William Lyon, Chairman and Chief Executive Officer of the Company, and a trust for which his son William Harwell Lyon is a beneficiary, purchased from the Company at par $30,000,000 of the 12 1/2% Senior Notes. William H. McFarland, another member of the Company's Board of Directors, purchased from the Company at par $1,000,000 of the 12 1/2% Senior Notes. In parity with holders consenting during the consent solicitation, these Directors received a consent fee of 4% of the principal balance and consented to the amendments effected by the Company's consent solicitation statement dated February 28, 2001.

In July 2001, the Company repaid all of the remaining 12 1/2% Senior Notes which matured on July 1, 2001 amounting to $5,893,000.

In April, May and November 2000, the Company purchased $22,799,000 principal amount of its outstanding 12 1/2% Senior Notes at a cost of $22,107,000. The net gain resulting from the purchase was $496,000 after giving effect to income taxes of $26,000 and amortization of related loan costs of $128,000. Such gain is reflected as an extraordinary item in the Company's results of operations for the year ended December 31, 2000.

The 12 1/2% Senior Notes due July 1, 2003 are obligations of William Lyon Homes, a Delaware corporation ("Delaware Lyon"), and are unconditionally guaranteed on a senior basis by William Lyon Homes, Inc., a California corporation and a wholly-owned subsidiary of Delaware Lyon. However, William Lyon Homes, Inc. has granted liens on substantially all of its assets as security for its obligations under the Revolving Credit Facilities and other loans. Because the William Lyon Homes, Inc. guarantee is not secured, holders of the 12 1/2% Senior Notes are effectively junior to borrowings under the Revolving Credit Facilities with respect to such assets. Delaware Lyon and its consolidated subsidiaries are referred to collectively herein as the "Company." Interest on the 12 1/2% Senior Notes is payable on January 1 and July 1 of each year.

The 12 1/2% Senior Notes are senior obligations of Delaware Lyon and rank *pari passu* in right of payment to all existing and future unsecured indebtedness of Delaware Lyon, and senior in right of payment to all future indebtedness of the Company which by its terms is subordinated to the 12 1/2% Senior Notes.

Upon certain changes of control as described in the Indenture, Delaware Lyon must offer to repurchase 12 1/2% Senior Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of repurchase.

The Indenture governing the 12 1/2% Senior Notes restricts Delaware Lyon and certain of its subsidiaries with respect to, among other things: (i) the payment of dividends on and redemptions of capital stock, (ii) the incurrence of indebtedness or the issuance of preferred stock, (iii) the creation of certain liens, (iv) consolidations or mergers with or transfer of all or substantially all of its assets and (v) transactions with affiliates. These restrictions are subject to a number of important qualifications and exceptions.

Notes to Consolidated Financial Statements (continued)

As of December 31, 2002, the outstanding $12^1/_2$% Senior Notes with a face value of $70,279,000 have a fair value of approximately the face value, in the opinion of the Company's management.

Supplemental consolidating financial information of the Company, specifically including information for William Lyon Homes, Inc., is presented below. Investments in subsidiaries are presented using the equity method of accounting. Separate financial statements of William Lyon Homes, Inc. are not provided, as the consolidating financial information contained herein provides a more meaningful disclosure to allow investors to determine the nature of assets held and the operations of the combined groups.

Consolidating Balance Sheet (in thousands):

	December 31, 2002				
	Unconsolidated				
	Delaware Lyon	William Lyon Homes, Inc.	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Assets					
Cash and cash equivalents	$ —	$ 13,890	$ 2,804	$ —	$ 16,694
Receivables	—	9,468	19,266	—	28,734
Real estate inventories	—	491,906	46	—	491,952
Investments in and advances to unconsolidated joint ventures	—	65,209	195	—	65,404
Property and equipment, net	—	1,962	169	—	2,131
Deferred loan costs	586	755	—	—	1,341
Goodwill	—	5,896	—	—	5,896
Other assets	—	4,519	910	—	5,429
Investments in subsidiaries	180,033	(1,222)	—	(178,811)	—
Intercompany receivables	79,308	7,972	—	(87,280)	—
	$259,927	$600,355	$23,390	$(266,091)	$617,581
Liabilities and Stockholders' Equity					
Accounts payable	$ —	$ 34,311	$ 570	$ —	$ 34,881
Accrued expenses	—	52,736	1,576	—	54,312
Notes payable	—	177,647	18,139	—	195,786
$12^1/_2$% Senior Notes	70,279	—	—	—	70,279
Intercompany payables	7,972	79,308	—	(87,280)	—
Total liabilities	78,251	344,002	20,285	(87,280)	355,258
Minority interest in consolidated joint ventures	—	80,647	—	—	80,647
Stockholders' equity	181,676	175,706	3,105	(178,811)	181,676
	$259,927	$600,355	$23,390	$(266,091)	$617,581

Notes to Consolidated Financial Statements (continued)

Consolidating Balance Sheet (in thousands):

	December 31, 2001				
	Unconsolidated				
	Delaware Lyon	William Lyon Homes, Inc.	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Assets					
Cash and cash equivalents	$ —	$ 17,270	$ 2,481	$ —	$ 19,751
Receivables	—	9,736	16,488	—	26,224
Real estate inventories	—	299,932	7,403	—	307,335
Investments in and advances to unconsolidated joint ventures	—	25,359	41,394	—	66,753
Property and equipment, net	—	1,944	227	—	2,171
Deferred loan costs	1,993	838	—	—	2,831
Goodwill	—	5,896	—	—	5,896
Other assets	—	2,691	57	—	2,748
Investments in subsidiaries	147,567	49,174	—	(196,741)	—
Intercompany receivables	79,308	7,972	—	(87,280)	—
	$228,868	$420,812	$68,050	$(284,021)	$433,709
Liabilities and Stockholders' Equity					
Accounts payable	$ —	$ 19,114	$ 232	$ —	$ 19,346
Accrued expenses	—	38,956	2,536	—	41,492
Notes payable	—	139,168	12,023	—	151,191
12½% Senior Notes	70,279	—	—	—	70,279
Intercompany payables	7,972	79,308	—	(87,280)	—
Total liabilities	78,251	276,546	14,791	(87,280)	282,308
Minority interest in consolidated joint ventures	—	784	—	—	784
Stockholders' equity	150,617	143,482	53,259	(196,741)	150,617
	$228,868	$420,812	$68,050	$(284,021)	$433,709

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Income (in thousands):

	Year Ended December 31, 2002				
	Unconsolidated				
	Delaware Lyon	William Lyon Homes, Inc.	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating revenue					
Sales	$ —	$ 536,178	$ 66,232	$ —	$602,410
Management fees	—	9,202	1,690	—	10,892
	—	545,380	67,922	—	613,302
Operating costs					
Cost of sales	—	(454,291)	(59,443)	—	(513,734)
Sales and marketing	—	(19,796)	(3,066)	—	(22,862)
General and administrative	—	(39,016)	(350)	—	(39,366)
	—	(513,103)	(62,859)	—	(575,962)
Equity in income of unconsolidated joint ventures	—	23,154	4,594	—	27,748
Income from subsidiaries	49,511	9,906	—	(59,417)	—
Operating income	49,511	65,337	9,657	(59,417)	65,088
Other income (expense), net	—	(2,297)	4,990	—	2,693
Income before income taxes and extraordinary item	49,511	63,040	14,647	(59,417)	67,781
Provision for income taxes					
Income taxes – net of benefit	—	(18,270)	—	—	(18,270)
Net income	$49,511	$ 44,770	$ 14,647	$(59,417)	$ 49,511

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Income (in thousands):

	Year Ended December 31, 2001				
	Unconsolidated				
	Delaware Lyon	William Lyon Homes, Inc.	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating revenue					
Sales	$ —	$ 413,763	$ 45,293	$ —	$ 459,056
Management fees	—	5,466	3,661	—	9,127
	—	419,229	48,954	—	468,183
Operating costs					
Cost of sales	—	(346,928)	(40,838)	—	(387,766)
Sales and marketing	—	(15,959)	(2,190)	—	(18,149)
General and administrative	—	(36,872)	(299)	—	(37,171)
Amortization of goodwill	—	(1,242)	—	—	(1,242)
	—	(401,001)	(43,327)	—	(444,328)
Equity in income of unconsolidated joint ventures	—	6,405	15,979	—	22,384
Income from subsidiaries	47,678	23,287	—	(70,965)	—
Operating income	47,678	47,920	21,606	(70,965)	46,239
Interest expense, net of amounts capitalized	—	(227)	—	—	(227)
Other income (expense), net	—	2,369	5,144	—	7,513
Income before income taxes and extraordinary item	47,678	50,062	26,750	(70,965)	53,525
Provision for income taxes					
Income taxes – net of benefit	—	(5,847)	—	—	(5,847)
Net income	$47,678	$ 44,215	$ 26,750	$(70,965)	$ 47,678

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Income (in thousands):

	Year Ended December 31, 2000				
	Unconsolidated				
	Delaware Lyon	William Lyon Homes, Inc.	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating revenue					
Sales	$ —	$ 368,237	$ 38,629	$ —	$ 406,866
Management fees	—	1,906	8,550	—	10,456
	—	370,143	47,179	—	417,322
Operating costs					
Cost of sales	—	(305,016)	(34,253)	—	(339,269)
Sales and marketing	—	(14,618)	(1,897)	—	(16,515)
General and administrative	—	(35,107)	(241)	—	(35,348)
Amortization of goodwill	—	(1,244)	—	—	(1,244)
	—	(355,985)	(36,391)	—	(392,376)
Equity in income of unconsolidated joint ventures	—	3,251	21,165	—	24,416
Income from subsidiaries	38,772	32,826	—	(71,598)	—
Operating income	38,772	50,235	31,953	(71,598)	49,362
Interest expense, net of amounts capitalized	—	(5,302)	(255)	—	(5,557)
Other income (expense), net	—	4,434	2,890	—	7,324
Income before income taxes and extraordinary item	38,772	49,367	34,588	(71,598)	51,129
Provision for income taxes					
Income taxes—benefit credited to paid-in capital	—	(9,287)	—	—	(9,287)
Income taxes—net of benefit	—	(3,070)	—	—	(3,070)
Income before extraordinary item	38,772	37,010	34,588	(71,598)	38,772
Extraordinary item—gain from retirement of debt net of applicable income taxes	496	—	—	—	496
Net income	$39,268	$ 37,010	$ 34,588	$(71,598)	$ 39,268

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Cash Flows (in thousands):

	Year Ended December 31, 2002				
	Unconsolidated				
	Delaware Lyon	William Lyon Homes, Inc.	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating activities:					
Net income	$ 49,511	$ 44,770	$14,647	$(59,417)	$ 49,511
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	—	1,235	120	—	1,355
Equity in income of unconsolidated joint ventures	—	(23,154)	(4,594)	—	(27,748)
Income from subsidiaries	(49,511)	(9,906)	—	59,417	—
Provision for income taxes	—	18,270	—	—	18,270
Net changes in operating assets and liabilities:					
Receivables	—	(8,142)	4,375	—	(3,767)
Intercompany receivables/payables	(1,407)	1,407	—	—	—
Real estate inventories	—	(30,483)	7,357	—	(23,126)
Deferred loan costs	1,407	83	—	—	1,490
Other assets	—	(1,828)	(853)	—	(2,681)
Accounts payable	—	8,129	338	—	8,467
Accrued expenses	—	(5,404)	(176)	—	(5,580)
Net cash provided by operating activities	—	(5,023)	21,214	—	16,191

(continued)

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Cash Flows (continued) (in thousands):

	Year Ended December 31, 2002				
	Unconsolidated				
	Delaware Lyon	William Lyon Homes, Inc.	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Investing activities:					
Net change in investments in and advances to unconsolidated joint ventures	—	(29,194)	45,793	—	16,599
Net change in mortgage notes receivable	—	2,945	(7,153)	—	(4,208)
Purchases of property and equipment	—	(1,253)	(62)	—	(1,315)
Investment in subsidiaries	—	60,302	—	(60,302)	—
Advances to affiliates	18,452	—	—	(18,452)	—
Net cash provided by investing activities	18,452	32,800	38,578	(78,754)	11,076
Financing activities:					
Proceeds from borrowings on notes payable	—	580,585	333,014	—	913,599
Principal payments on notes payable	—	(593,131)	(326,898)	—	(920,029)
Distributions to/contributions from shareholders	—	(12,546)	(64,801)	77,347	—
Common stock issued for exercised options	1,118	—	—	—	1,118
Common stock purchased	(19,570)	—	—	—	(19,570)
Minority interest distributions, net	—	(4,658)	(784)	—	(5,442)
Advances from affiliates	—	(1,407)	—	1,407	—
Net cash used in financing activities	(18,452)	(31,157)	(59,469)	78,754	(30,324)
Net decrease in cash and cash equivalents	—	(3,380)	323	—	(3,057)
Cash and cash equivalents at beginning of year	—	17,270	2,481	—	19,751
Cash and cash equivalents at end of year	$ —	$ 13,890	$ 2,804	$ —	$ 16,694

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Cash Flows (in thousands):

	Year Ended December 31, 2001				
	Unconsolidated				
	Delaware Lyon	William Lyon Homes, Inc.	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating activities:					
Net income	$ 47,678	$ 44,215	$ 26,750	$(70,965)	$ 47,678
Adjustments to reconcile net income to net cash used in operating activities:					
Depreciation and amortization	—	2,399	120	—	2,519
Equity in income of unconsolidated joint ventures	—	(6,405)	(15,979)	—	(22,384)
Income from subsidiaries	(47,678)	(23,287)	—	70,965	—
Provision for income taxes	—	5,847	—	—	5,847
Net changes in operating assets and liabilities:					
Receivables	—	(2,195)	4,675	—	2,480
Intercompany receivables/payables	1,812	(1,812)	—	—	—
Real estate inventories	—	(24,279)	(6,906)	—	(31,185)
Deferred loan costs	(1,812)	(265)	—	—	(2,077)
Other assets	—	(129)	36	—	(93)
Accounts payable	—	(6,401)	(15)	—	(6,416)
Accrued expenses	—	590	743	—	1,333
Net cash used in operating activities	—	(11,722)	9,424	—	(2,298)

(continued)

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Cash Flows (continued) (in thousands):

	Year Ended December 31, 2001				
	Unconsolidated				
	Delaware Lyon	William Lyon Homes, Inc.	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Investing activities:					
Net change in investments in and advances to unconsolidated joint ventures	—	(846)	3,246	—	2,400
Net change in mortgage notes receivable	—	—	(5,869)	—	(5,869)
Purchases of property and equipment	—	(537)	(93)	—	(630)
Investment in subsidiaries	—	8,775	—	(8,775)	—
Advances to affiliates	6,495	—	—	(6,495)	—
Net cash used in investing activities	6,495	7,392	(2,716)	(15,270)	(4,099)
Financing activities:					
Proceeds from borrowings on notes payable	—	468,144	219,497	—	687,641
Principal payments on notes payable	—	(455,072)	(214,637)	—	(669,709)
Repurchase of 12½% Senior Notes	(51,637)	—	—	—	(51,637)
Reissuance of 12½% Senior Notes	44,715	—	—	—	44,715
Distributions to/contributions from shareholders	—	3,608	(11,052)	7,444	—
Common stock issued for exercised options	427	—	—	—	427
Advances from affiliates	—	(7,826)	—	7,826	—
Net cash provided by financing activities	(6,495)	8,854	(6,192)	15,270	11,437
Net increase in cash and cash equivalents	—	4,524	516	—	5,040
Cash and cash equivalents at beginning of year	—	12,746	1,965	—	14,711
Cash and cash equivalents at end of year	$ —	$ 17,270	$ 2,481	$ —	$ 19,751

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Cash Flows (in thousands):

	Year Ended December 31, 2000				
	Unconsolidated				
	Delaware Lyon	William Lyon Homes, Inc.	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Operating activities:					
Net income	$ 39,268	$ 37,010	$ 34,588	$(71,598)	$ 39,268
Adjustments to reconcile net income to net cash used in operating activities:					
Depreciation and amortization	—	2,412	87	—	2,499
Equity in income of unconsolidated joint ventures	—	(3,251)	(21,165)	—	(24,416)
Income from subsidiaries	(38,772)	(32,826)	—	71,598	—
Extraordinary gain on repurchase of Senior Notes	(561)	—	—	—	(561)
Provision for income taxes	—	12,383	—	—	12,383
Net changes in operating assets and liabilities:					
Receivables	—	(1,391)	1,278	—	(113)
Intercompany receivables/payables	(327)	327	—	—	—
Real estate inventories	—	(34,872)	5,494	—	(29,378)
Deferred loan costs	392	449	—	—	841
Other assets	—	(321)	(71)	—	(392)
Accounts payable	—	10,300	(191)	—	10,109
Accrued expenses	—	(994)	95	—	(899)
Net cash provided by operating activities	—	(10,774)	20,115	—	9,341

(continued)

Notes to Consolidated Financial Statements (continued)

Consolidating Statement of Cash Flows (continued) (in thousands):

	Year Ended December 31, 2000				
	Unconsolidated				
	Delaware Lyon	William Lyon Homes, Inc.	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated Company
Investing activities:					
Net change in investments in and advances to unconsolidated joint ventures	—	5,221	19,197	—	24,418
Net change in mortgage notes receivable	—	642	(3,941)	—	(3,299)
Purchases of property and equipment	—	(1,617)	(273)	—	(1,890)
Investment in subsidiaries	—	37,983	—	(37,983)	—
Advances to affiliates	21,451	—	—	(21,451)	—
Net cash provided by investing activities	21,451	42,229	14,983	(59,434)	19,229
Financing activities:					
Proceeds from borrowings on notes payable	—	350,673	116,773	—	467,446
Principal payments on notes payable	—	(349,265)	(112,743)	—	(462,008)
Repurchase of 12 1/2% Senior Notes	(22,107)	—	—	—	(22,107)
Distributions to/contributions from shareholders	—	646	(37,973)	37,327	—
Common stock issued for exercised options	656	—	—	—	656
Advances from affiliates	—	(22,107)	—	22,107	—
Net cash used in financing activities	(21,451)	(20,053)	(33,943)	59,434	(16,013)
Net increase in cash and cash equivalents	—	11,402	1,155	—	12,557
Cash and cash equivalents at beginning of year	—	1,344	810	—	2,154
Cash and cash equivalents at end of year	$ —	$ 12,746	$ 1,965	$ —	$ 14,711

Notes to Consolidated Financial Statements (continued)

Revolving Credit Facilities

As of December 31, 2002, the Company has three revolving credit facilities which have an aggregate maximum loan commitment of $225,000,000 and mature at various dates. A $100,000,000 revolving line of credit matures in September 2006, a $75,000,000 bank revolving line of credit matures in June 2003 and a $50,000,000 bank revolving line of credit initially "matures" in September 2004, after which the amounts available for borrowing begin to reduce. Effective in January 2003, the $100,000,000 revolving line of credit was increased to $150,000,000, which increased the Company's maximum loan commitment to $275,000,000. Each facility is secured by first deeds of trust on real estate for the specific projects funded by each respective facility and pledges of net sale proceeds and related property. Borrowings under the facilities are limited by the availability of sufficient real estate collateral, which is determined constantly throughout the facility period. The composition of the collateral borrowing base is limited to certain parameters in the facility agreement and is based upon the lesser of the direct costs of the real estate collateral (such as land, lots under development, developed lots or homes) or a percentage of the appraised value of the collateral, which varies depending upon the stage of construction. Repayment of advances is upon the earliest of the close of escrow of individual lots and homes within the collateral pool, the maturity date of individual lots and homes within the collateral pool or the facility maturity date. Also, each credit facility includes financial covenants, which may limit the amount that may be borrowed thereunder. Outstanding advances bear interest at various rates, which approximate the prime rate. As of December 31, 2002, $118,068,000 was outstanding under these credit facilities, with a weighted-average interest rate of 4.331%, and the undrawn availability was $34,843,000 as limited by the Company's borrowing base calculation. The Company has provided an unsecured environmental indemnity in favor of the lender under the $75,000,000 bank line of credit.

Under the revolving credit facilities, the Company is required to comply with a number of covenants, the most restrictive of which require the Company to maintain: (i) a tangible net worth, as defined of $120,000,000 adjusted upwards quarterly by 50% of the Company's net income after March 31, 2002; (ii) a ratio of total liabilities to tangible net worth, each as defined, of less than 3.25 to 1.0; and (iii) minimum liquidity, as defined, of at least $10,000,000. These facilities include a number of other covenants with respect to such matters as the posting of cash or letters of credit in certain circumstances, the application or deposit of excess net sales proceeds, maintenance of specified ratios, limitations on investments in joint ventures, maintenance of fixed charge coverages, stock ownership changes, and lot ownership.

As a common practice required by commercial lenders, the Company is obligated to repay loans to a level such that they do not exceed certain required loan-to-value or loan-to-cost ratios. Each lender has the right to test the ratios by appraising the property securing the loan at any time. Either a decrease in the value of the property securing the loan or an increase in the construction costs could trigger this pay down obligation. The term of the obligation corresponds with the term of the loan and is limited to the outstanding loan balance. The entire revolving credit facility balance is subject to these obligations as of December 31, 2002.

Unsecured Revolving Line

As of December 31, 2002, the Company had an unsecured revolving Line of Credit with a commercial bank in the amount of $10,000,000. The Unsecured Revolving Line bears interest at prime plus 1% and matures in June 2003. The Unsecured Revolving Line includes financial covenants which may limit the amount which may be borrowed thereunder. As of December 31, 2002, $5,500,000 was outstanding under the Unsecured Revolving Line.

Notes to Consolidated Financial Statements (continued)

Construction Notes Payable

At December 31, 2002, the Company had construction notes payable amounting to $25,218,000 related to various real estate projects. The notes are due as units close or at various dates on or before June 11, 2004 and bear interest at rates of prime plus 0.25% to 14%, with a weighted-average rate of 5.206% at December 31, 2002. As of December 31, 2002, $10,935,000 of the construction notes payable were subject to the loan-to-value or loan-to-cost ratio maintenance obligations described above.

Seller Financing

Another source of financing available to the Company is seller-provided financing for land acquired by the Company. At December 31, 2002, the Company had $28,861,000 of notes payable outstanding related to land acquisitions for which seller financing was provided. The notes are due at various dates through July 1, 2005 and bear interest at rates ranging from prime plus 2.0% to 12.5%, with a weighted-average interest rate of 8.896% at December 31, 2002.

Revolving Mortgage Warehouse Credit Facility

The Company has a $20,000,000 revolving mortgage warehouse credit facility with a bank to fund its mortgage origination operations, $15,000,000 of which is committed (lender obligated to lend if stated conditions are satisfied) and $5,000,000 of which is not committed (lender advances are optional even if stated conditions are otherwise satisfied). Mortgage loans are generally held for a short period of time and are typically sold to investors within 7 to 15 days following funding. Borrowings are secured by the related mortgage loans held for sale. At December 31, 2002 the outstanding balance was $18,139,000. The facility, which has a current maturity date of May 31, 2003, also contains a financial covenant requiring the mortgage company subsidiary to maintain a combined tangible net worth, as defined, of at least $1,500,000, a combined net worth, as defined, meeting or exceeding the greater of $1,500,000 and 5% of combined total liabilities, as defined, and liquidity, as defined, meeting or exceeding $1,000,000. This facility is non-recourse and is not guaranteed by the Company.

Prime Interest Rates

The prime interest rates at December 31, 2002 and 2001 were 4.25% and 4.75%, respectively. The weighted-average prime interest rates for each of the three years ended December 31, 2002, 2001 and 2000 were 4.67%, 6.91% and 9.23%, respectively.

Note 6 – Stockholders' Equity

Stock Repurchase

On September 20, 2001, the Company announced that the Company's Board of Directors had authorized a program to repurchase up to 20% of the Company's outstanding common shares. Under the plan, the stock will be purchased in the open market or privately negotiated transactions from time to time in compliance with Securities and Exchange Commission Rule 10b-18, subject to market conditions, applicable legal requirements and other factors. The timing and amounts of any purchases will be as determined by the Company's management from time to time or may be suspended at any time or from time to time without prior notice, depending on market conditions and other factors they deem relevant. The repurchased shares may be held as treasury stock and used for general corporate purchases or cancelled. As of December 31, 2002, 1,018,400 shares had been purchased and retired under this program in the amount of $19,570,000.

Stock Option Plans

Effective on May 9, 2000, the Company's Board of Directors approved the William Lyon Homes 2000 Stock Incentive Plan (the "Plan") and authorized an initial 1,000,000 shares of common stock to be reserved for issuance under the Plan. Under the Plan, options may be granted from time to time to key employees, officers, directors, consultants and advisors of the Company. The Plan is administered by the Stock Option Committee of the Board of Directors (the "Committee"). The Committee is generally empowered to interpret the Plan, prescribe rules and regulations relating thereto, determine the terms of the option agreements, amend them with the consent of the optionee, determine the employees to whom options are to be granted, and determine the number of shares subject to each option and the exercise price thereof. The per share exercise price for options will not be less than 100% of the fair market value of a share of common stock on the date the option is granted. The options will be exercisable for a term determined by the Committee, not to exceed ten years from the date of grant, and vest as follows: one year from date of grant—33 1/3%; two years from date of grant—33 1/3%; and three years from date of grant—33 1/3%.

Effective on May 9, 2000, the Company issued options under the William Lyon Homes 2000 Stock Incentive Plan to purchase a total of 627,500 shares of common stock at $8.6875 per share. During the year ended December 31, 2001, the Company issued additional options under the William Lyon Homes 2000 Stock Incentive Plan to purchase 32,500 shares of common stock at an average price of $11.50 per share. During the years ended December 31, 2002 and 2001, certain officers and directors exercised options to purchase 102,504 and 49,176 shares, respectively, of the Company's common stock at a price of $8.6875 per share in accordance with the William Lyon Homes 2000 Stock Incentive Plan. During the year ended December 31, 2002, an officer exercised options to purchase 3,334 shares of the Company's common stock at a price of $13.00 per share in accordance with the William Lyon Homes 2000 Stock Incentive Plan. As of December 31, 2002, 56,666 options have been forfeited and 448,320 options remain unexercised. The unexercised options are as follows: 419,154 options priced at $8.6875, 12,500 options priced at $9.1000, and 16,666 options priced at $13.0000. All unexercised options expire on May 9, 2010.

During the years ended December 31, 2002 and 2000, certain officers exercised options to purchase 13,912 and 131,088 shares, respectively, of the Company's common stock at a price of $5.00 per share in accordance with the Company's 1991 Stock Option Plan, as amended. During the year ended December 31, 2002, certain officers exercised options to purchase 7,998 shares of the Company's common stock at a price of $14.375 per share in accordance with the Company's 1991 Stock Option Plan, as amended. As of December 31, 2002, there were no outstanding options to purchase common stock under the Company's 1991 Stock Option Plan.

Pursuant to the provisions of Statement No. 123, issued in October 1995, the Company has elected to continue applying the methodology prescribed by APB No. 25 and related interpretations to account for outstanding stock options. Accordingly, no compensation cost has been recognized in the financial statements related to stock options awarded to officers, directors and employees under the Plan. As required by Statement No. 123, for disclosure purposes only, the Company has measured the amount of compensation cost which would have been recognized related to stock options had the fair value of the options at the date of grant been used for accounting purposes which is summarized in Note 1. The Company estimated the fair value of the stock options issued in 2000 at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.83%; a dividend yield of 0.00%; a volatility factor for the market price of the Company's common stock of 0.645; and a weighted average expected life of seven years for the stock options. The Company estimated the fair value of the stock options issued in 2001 at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.00%; a dividend yield of 0.00%; a volatility factor for the market price of the Company's common stock of 0.618; and a weighted average expected life of seven years for the stock options.

Notes to Consolidated Financial Statements (continued)

Incentive Compensation Plan

The Company's Board of Directors has approved a Cash Bonus Plan for all of the Company's full-time, salaried employees, including the Chief Executive Officer ("CEO"), Chief Operating Officer ("COO"), Chief Financial Officer ("CFO"), Division Presidents, Executives, Managers, Field Construction Staff, and certain other employees. Under the terms of this plan, the CEO, the COO, and the CFO are eligible to receive bonuses based upon specified percentages of the Company's pre-tax, pre-bonus income. Division Presidents are eligible to receive bonuses based upon specified percentages of their respective division pre-tax, pre-bonus income. All other participants are eligible to receive bonuses based upon specified percentages of a bonus pool determined as a specified percentage of pre-tax, pre-bonus income. Awards are recorded in the period earned, but are paid out over two years, with 75% paid out following the determination of bonus awards, and 25% paid out one year later. The deferred amount will be forfeited in the event of termination for any reason except retirement, death or disability.

Executive Deferred Compensation Plan

Effective on February 11, 2002, the Company implemented a deferred compensation plan which allows certain officers and employees to defer a portion of total income (base salary and bonuses). The deferral amount can be up to 20% of total income with a minimum of $10,000 annually. The Company must accrue the deferred compensation liability but cannot deduct such amounts for income tax purposes until actually paid to the employee.

Note 7 – Income Taxes

The following summarizes the provision for income taxes (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Current			
Federal	$(23,525)	$ 2,467	$ (1,063)
State	(6,038)	(3,318)	(2,033)
	(29,563)	(851)	(3,096)
Deferred			
Federal	9,656	(3,989)	—
State	1,637	(1,007)	—
	11,293	(4,996)	—
Income tax benefits credited to additional paid-in capital	—	—	(9,287)
	$(18,270)	$(5,847)	$(12,383)
Provision for income taxes before extraordinary item	$(18,270)	$(5,847)	$(12,357)
Provision for income taxes on extraordinary item	—	—	(26)
	$(18,270)	$(5,847)	$(12,383)

Notes to Consolidated Financial Statements (continued)

Income taxes differ from the amounts computed by applying the applicable Federal statutory rates due to the following (in thousands):

	Year Ended December 31,		
	2002	2001	2000
Provision for Federal income taxes at the statutory rate	$(23,723)	$(18,734)	$(17,895)
Provision for state income taxes, net of Federal income tax benefits	(2,860)	(2,811)	(1,321)
Extraordinary item – gain from retirement of debt	—	—	(183)
Valuation allowance for deferred tax asset	8,348	15,490	7,650
Other	(35)	208	(634)
	$(18,270)	$ (5,847)	$(12,383)

Temporary differences giving rise to deferred income taxes consist of the following (in thousands):

	Year Ended December 31,	
	2002	2001
Deferred tax assets		
Reserves deducted for financial reporting purposes not allowable for tax purposes	$ 3,880	$ 3,102
Compensation deductible for tax purposes when paid	2,802	2,082
Interest expensed for financial reporting purposes and capped for tax purposes	104	256
Net operating loss and alternative minimum tax credit carryovers	1,830	2,963
State income tax provisions deductible when paid for Federal tax purposes	1,780	816
Effect of book/tax differences for joint ventures	410	750
Valuation allowance	—	(9,969)
	10,806	—
Deferred tax liabilities		
Effect of book/tax differences for joint ventures	(4,509)	(4,996)
	$ 6,297	$(4,996)

Notes to Consolidated Financial Statements (continued)

As of December 31, 2000, the Company had substantial net operating loss carryforwards for Federal tax purposes which were utilized to reduce taxable income during the year ended December 31, 2001. As a result of the reduction in the valuation allowance associated with such utilized net operating loss carryforwards, the Company's overall effective tax rate for the year ended December 31, 2001 was approximately 10.9%. The elimination during 2002 of the remaining valuation allowances for deferred tax assets reduces the Company's estimated overall effective tax rate for the year ending December 31, 2002 from 39.3% to 27.0%. At December 31, 2002 the Company has net operating loss carryforwards for Federal tax purposes of approximately $5,231,000 which expire in 2009. In addition, unused recognized built-in losses in the amount of $23,891,000 are available to offset future income and expire between 2009 and 2011. The utilization of these losses is limited to offset $3,235,000 of taxable income per year; however, any unused losses in any year may be carried forward for utilization in future years through 2011. The Company's ability to utilize the foregoing tax benefits will depend upon the amount of its future taxable income and may be limited in the event of an "ownership change" under federal tax laws and regulations.

As discussed in Note 1, the Company implemented a quasi-reorganization effective January 1, 1994. Income tax benefits resulting from the utilization of net operating loss and other carryforwards existing at January 1, 1994 and temporary differences existing prior to the quasi-reorganization, are excluded from results of operations and credited to additional paid-in capital. For the year ended December 31, 2000, income tax benefits of $9,287,000 related to temporary differences resulting from the quasi-reorganization were excluded from the results of operations and not reflected as a reduction to the Company's provision for income taxes but credited directly to additional paid-in capital.

Note 8 – Other Gains

In April, May and November 2000, the Company purchased $22,799,000 principal amount of its outstanding Senior Notes at a cost of $22,107,000. The net gain from the purchase was $496,000, after giving effect to income taxes and amortization of related deferred loan costs, and is reflected as an extraordinary item on the Consolidated Statement of Income for the year ended December 31, 2000.

In March 2000, the Company completed the sale of an office building where its prior executive offices were located in Newport Beach, California which was no longer needed after the consolidation of certain of the Company's operations. The sales price was $2,120,000 which the Company received in cash at closing. The net gain from the sale of approximately $1,747,000 is reflected in other income (expense), net on the Consolidated Statement of Income for the year ended December 31, 2000.

Note 9 – Related Party Transactions

The Company and certain members of the Company's Board of Directors entered into certain transactions with respect to the Company's 12½% Senior Notes as described in Note 5.

The Company purchased real estate projects for a total purchase price of $8,468,000 during the year ended December 31, 2000 from entities controlled by William Lyon and William H. Lyon. In addition, one-half of the net profits in excess of six to eight percent from the development are to be paid to the seller. During the year ended December 31, 2002, $1,770,000 was paid to the seller in accordance with the agreement.

On October 26, 2000, the Company's Board of Directors (with Messrs. William Lyon and William H. Lyon abstaining) approved the purchase of 579 lots for a total purchase price of $12,581,000 from an entity controlled by William Lyon and William H. Lyon. The terms of the purchase agreement provide for an initial option payment of $1,000,000 and a rolling option takedown of the lots. Phase takedowns of approximately 20 lots each are anticipated to occur at two to three month intervals for each of several product types through September 2004. In addition, one-half of the net profits in excess of six percent from the development are to be paid to the seller. During the years ended December 31, 2002 and 2001, the Company purchased 183 and 143 lots, respectively,

Notes to Consolidated Financial Statements (continued)

under this agreement for a total purchase price of $4,150,000 and $2,777,000, respectively. In addition, during the year ended December 31, 2002, payments in the amount of $1,614,000 were made for one-half of the net profits in excess of six percent from the development. This land acquisition qualifies as an affiliate transaction under the Company's 12½% Senior Notes due July 1, 2003 Indenture dated as of June 29, 1994 ("Indenture"). Pursuant to the terms of the Indenture, the Company has determined that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person. The Company has delivered to the Trustee under the Indenture a resolution of the Board of Directors of the Company set forth in an Officers' Certificate certifying that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person and the land acquisition has been approved by a majority of the disinterested members of the Board of Directors of the Company. Further, the Company has delivered to the Trustee under the Indenture a determination of value by a real estate appraisal firm which is of regional standing in the region in which the subject property is located and is MAI certified.

On July 9, 2002, the Company's Board of Directors (with Messrs. William Lyon and William H. Lyon abstaining) approved the purchase of 144 lots, through a land banking arrangement, for a total purchase price of $16,660,000 from an entity that purchased the lots from William Lyon. The terms of the purchase agreement provide for an initial deposit of $3,300,000 (paid on July 23, 2002) and monthly option payments of 11.5% on the seller's outstanding investment. Such option payments entitle the Company to phase takedowns of approximately 14 lots each, which are anticipated to occur at one to two month intervals through December 2003. As of December 31, 2002, 16 lots have been purchased under this agreement for a purchase price of $1,851,000. Had the Company purchased the property directly, the acquisition would qualify as an affiliate transaction under the Indenture. Even though the Company's agreement is not with William Lyon, the Company has chosen to treat it as an affiliate transaction. Pursuant to the terms of the Indenture, the Company has determined that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person. The Company has delivered to the Trustee under the Indenture a resolution of the Board of Directors of the Company set forth in an Officers' Certificate certifying that the land acquisition is on terms that are no less favorable to the Company than those that would have been obtained in a comparable transaction by the Company with an unrelated person and the land acquisition has been approved by a majority of the disinterested members of the Board of Directors of the Company. Further, the Company has delivered to the Trustee under the Indenture a determination of value by a real estate appraisal firm which is of regional standing in the region in which the subject property is located and is MAI certified.

The Company purchased land for a total purchase price of $17,079,000, $5,371,000 and $7,128,000 during the years ended December 31, 2002, 2001 and 2000, respectively, from certain of its unconsolidated joint ventures.

For the years ended December 31, 2002 and 2001, the Company incurred reimbursable on-site labor costs of $178,000 and $175,000, respectively, for providing customer service to real estate projects developed by entities controlled by William Lyon and William H. Lyon, of which $72,000 was due to the Company at December 31, 2002. In addition, the Company earned fees of $99,000 and $108,000, respectively, for tax and accounting services performed for entities controlled by William Lyon and William H. Lyon during the years ended December 31, 2002 and 2001.

For the year ended December 31, 2000, the Company earned management fees and was reimbursed for on-site labor costs of $330,000 and $593,000, respectively, for managing and selling real estate owned by entities controlled by William Lyon and William H. Lyon.

Notes to Consolidated Financial Statements (continued)

For the years ended December 31, 2002, 2001 and 2000, the Company incurred charges of $729,000, $729,000 and $717,000, respectively, related to rent on its corporate office, from a trust of which William H. Lyon is the sole beneficiary.

During the years ended December 31, 2002 and 2001, the Company incurred charges of $177,000 and $201,000, respectively, related to the charter and use of aircraft owned by an affiliate of William Lyon.

Note 10 – Commitments and Contingencies

The Company's commitments and contingent liabilities include the usual obligations incurred by real estate developers in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position.

The Company is a defendant in various lawsuits related to its normal business activities. In the opinion of management, disposition of the various lawsuits will have no material effect on the consolidated financial statements of the Company.

The Company enters into purchase agreements with various land sellers. In some instances, and as a method of acquiring land in staged takedowns, minimizing the use of funds from the Company's revolving credit facilities and other corporate financing sources and limiting the Company's risk, the Company transfers its right in such purchase agreements to entities owned by third parties (land banking arrangements). These entities use equity contributions and/or incur debt to finance the acquisition and development of the lots. The entities grant the Company an option to acquire lots in staged takedowns. In consideration for this option, the Company makes a non-refundable deposit equal to 20% or less of the total purchase price. Additionally, the Company may be subject to other penalties if lots are not acquired. The Company is under no obligation to purchase the balance of the lots, but would forfeit remaining deposits and be subject to penalties if the lots are not purchased. The Company does not have legal title to these entities or their assets and has not guaranteed their liabilities. The deposits and penalties related to such land banking projects have been recorded in the accompanying balance sheet. The financial statements of these entities are not consolidated with the Company's consolidated financial statements. These land banking arrangements help the Company manage the financial and market risk associated with land holdings. The use of these land banking arrangements is dependent on, among other things, the availability of capital to the option provider, general housing market conditions and geographic preferences. Summary information with respect to the Company's land banking arrangements is as follows as of December 31, 2002 (in thousands):

Total number of land banking projects	7
Total number of lots	1,264
Total purchase price	$111,814
Balance of lots still under option and not purchased:	
Number of lots	1,147
Purchase price	$104,687
Forfeited deposits and penalties if lots are not purchased	$ 23,587

Notes to Consolidated Financial Statements (continued)

In some jurisdictions in which the Company develops and constructs property, assessment district bonds are issued by municipalities to finance major infrastructure improvements. As a land owner benefited by these improvements, the Company is responsible for the assessments on its land. When properties are sold, the assessments are either prepaid or the buyers assume the responsibility for the related assessments. Assessment district bonds issued after May 21, 1992 are accounted for under the provisions of 91-10, "Accounting for Special Assessment and Tax Increment Financing Entities" issued by the Emerging Issues Task Force of the Financial Accounting Standards Board on May 21, 1992, and recorded as liabilities in the Company's consolidated balance sheet, if the amounts are fixed and determinable.

As of December 31, 2002, the Company had $4,014,000 of outstanding irrevocable standby letters of credit to guarantee the Company's financial obligations under certain land banking arrangements and other contractual arrangements in the normal course of business. Letters of credit totaling $3,263,000 related to land banking arrangements are recorded on the accompanying balance sheet. The beneficiary may draw upon these letters of credit in the event of a contractual default by the Company relating to each respective obligation. These letters of credit have a stated term of 12 months and have varying maturities throughout 2003, at which time the Company may be required to renew to coincide with the term of the respective arrangement.

The Company has provided unsecured environmental indemnities to certain lenders, joint venture partners and land sellers. In each case, the Company has performed due diligence on the potential environmental risks including obtaining an independent environmental review from outside environmental consultants. These indemnities obligate the Company to reimburse the guaranteed parties for damages related to environmental matters. There is no term or damage limitation on these indemnities; however, if an environmental matter arises, the Company could have recourse against other previous owners.

See Notes 4 and 5 for additional information relating to the Company's guarantee arrangements.

Note 11—Unaudited Summarized Quarterly Financial Information

Summarized quarterly financial information for the years ended December 31, 2002, 2001 and 2000 is as follows (in thousands except per common share amounts):

	Three Months Ended			
	March 31, 2002	*June 30, 2002*	*September 30, 2002*	*December 31, 2002*
Sales	$ 90,149	$ 127,417	$ 182,998	$ 201,846
Other income, costs and expenses, net	(86,359)	(117,559)	(164,036)	(166,675)
Income before income taxes	3,790	9,858	18,962	35,171
Provision for income taxes	(677)	(2,826)	(5,212)	(9,555)
Net income	$ 3,113	$ 7,032	$ 13,750	$ 25,616
Basic earnings per common share	$ 0.30	$ 0.68	$ 1.34	$ 2.63
Diluted earnings per common share	$ 0.29	$ 0.66	$ 1.30	$ 2.56

Notes to Consolidated Financial Statements (continued)

	Three Months Ended			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Sales	$ 72,455	$105,222	$107,629	$ 173,750
Other income, costs and expenses, net	(65,662)	(94,467)	(94,483)	(150,919)
Income before income taxes	6,793	10,755	13,146	22,831
Provision for income taxes	(712)	(1,137)	(1,468)	(2,530)
Net income	$ 6,081	$ 9,618	$ 11,678	$ 20,301
Basic earnings per common share	$ 0.58	$ 0.91	$ 1.10	$ 1.91
Diluted earnings per common share	$ 0.57	$ 0.90	$ 1.08	$ 1.89

	Three Months Ended			
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
Sales	$ 65,373	$ 94,345	$ 88,716	$ 158,432
Other income, costs and expenses, net	(57,341)	(82,903)	(79,820)	(135,673)
Income before income taxes and extraordinary item	8,032	11,442	8,896	22,759
Provision for income taxes	(393)	(4,271)	(1,332)	(6,361)
Income before extraordinary item	7,639	7,171	7,564	16,398
Extraordinary item—gain from retirement of debt, net of applicable income taxes	—	496	—	—
Net income	$ 7,639	$ 7,667	$ 7,564	$ 16,398
Basic and diluted earnings per common share				
Before extraordinary item	$ 0.73	$ 0.68	$ 0.72	$ 1.56
Extraordinary item	—	0.05	—	—
After extraordinary item	$ 0.73	$ 0.73	$ 0.72	$ 1.56

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of results of operations and financial condition should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and Notes thereto and other financial information appearing elsewhere in this Annual Report.

The Company is primarily engaged in the design, construction and sale of single family detached and attached homes in California, Arizona and Nevada. Since the founding of its predecessor in 1956, on a combined basis the Company has sold over 56,000 homes. The Company believes that it is one of the largest homebuilders in California in terms of both sales and homes delivered on a combined basis in 2002. The Company conducts its homebuilding operations through five geographic divisions: Southern California, San Diego, Northern California, Arizona and Nevada. The Company believes that it is well positioned for future growth in all of its markets. For the year ended December 31, 2002, on a combined basis with its unconsolidated subsidiaries, the Company had revenues from home sales of $956.5 million and delivered 2,522 homes. For the same period, consolidated EBITDA, which includes cash distributions of income from unconsolidated joint ventures, was $94.1 million.

The Company has historically entered into homebuilding joint ventures from time to time to better enable it to reduce its capital investment and risk in the highly capital intensive California markets. As of December 31, 2002, the Company and certain of its subsidiaries are general partners or members in 16 active joint ventures involved in the development and sale of residential projects. These joint ventures are 50% or less owned by the Company and not controlled by the Company and, accordingly, the financial statements of such joint ventures are not consolidated with the Company's financial statements. The Company's investments in unconsolidated joint ventures are accounted for using the equity method. Income allocations and cash distributions to the Company from the unconsolidated joint ventures are based on predetermined formulas between the Company and its joint venture partners as specified in the applicable partnership or operating agreements. See Note 4 of "Notes to Consolidated Financial Statements" for condensed combined financial information for these joint ventures. Based upon current estimates, substantially all future development and construction costs incurred by these joint ventures will be funded by the Company's joint venture partners or from the proceeds of construction financing obtained by the joint ventures. A recently adopted accounting interpretation could require the consolidation of assets, liabilities and operations of certain of the Company's joint venture and land banking arrangements. See "Impact of New Accounting Pronouncements."

Results of Operations

Selected financial and operating information for the Company and its unconsolidated joint ventures as of and for the periods presented is as follows:

	As of and for the Year Ended December 31, 2002		
	Company Wholly-owned	*Unconsolidated Joint Ventures*	*Combined Total*
Selected Financial Information (dollars in thousands)			
Homes closed	1,740	782	2,522
Home sales revenue	$ 593,762	$ 362,697	$ 956,459
Cost of sales	(504,330)	(298,838)	(803,168)
Gross margin	$ 89,432	$ 63,859	$ 153,291
Gross margin percentage	15.1%	17.6%	16.0%

(continued)

	As of and for the Year Ended December 31, 2002		
	Company Wholly-owned	Unconsolidated Joint Ventures	Combined Total
Number of homes closed			
California	1,116	782	1,898
Arizona	270	—	270
Nevada	354	—	354
Total	1,740	782	2,522
Average sales price			
California	$ 387,900	$ 463,800	$ 419,200
Arizona	212,800	—	212,800
Nevada	292,200	—	292,200
Total	$ 341,200	$ 463,800	$ 379,200
Number of net new home orders			
California	1,117	880	1,997
Arizona	289	—	289
Nevada	321	—	321
Total	1,727	880	2,607
Average number of sales locations during period			
California	15	10	25
Arizona	6	—	6
Nevada	4	—	4
Total	25	10	35
Backlog of homes sold but not closed at end of period			
California	200	195	395
Arizona	137	—	137
Nevada	95	—	95
Total	432	195	627
Dollar amount of backlog of homes sold but not closed at end of period (dollars in thousands)			
California	$ 99,078	$ 96,160	$ 195,238
Arizona	30,206	—	30,206
Nevada	33,679	—	33,679
Total	$ 162,963	$ 96,160	$ 259,123
Lots controlled at end of year			
Owned lots			
California	2,174	1,439	3,613
Arizona	963	—	963
Nevada	1,534	—	1,534
Total	4,671	1,439	6,110

(continued)

	As of and for the Year Ended December 31, 2002		
	Company Wholly-owned	Unconsolidated Joint Ventures	Combined Total
Optioned lots(1)			
California			2,953
Arizona			4,462
Nevada			198
Total			7,613
Total lots controlled			
California			6,566
Arizona			5,425
Nevada			1,732
Total			13,723

	As of and for the Year Ended December 31, 2001		
	Company Wholly-owned	Unconsolidated Joint Ventures	Combined Total
Selected Financial Information (dollars in thousands)			
Homes closed	1,861	705	2,566
Home sales revenue	$ 452,002	$ 316,098	$ 768,100
Cost of sales	(382,608)	(258,997)	(641,605)
Gross margin	$ 69,394	$ 57,101	$ 126,495
Gross margin percentage	15.4%	18.1%	16.5%
Number of homes closed			
California	1,087	705	1,792
Arizona	298	—	298
Nevada	476	—	476
Total	1,861	705	2,566
Average sales price			
California	$ 281,300	$ 448,400	$ 347,100
Arizona	150,200	—	150,200
Nevada	213,100	—	213,100
Total	$ 242,900	$ 448,400	$ 299,300
Number of net new home orders			
California	1,080	618	1,698
Arizona	336	—	336
Nevada	507	—	507
Total	1,923	618	2,541

(continued)

	As of and for the Year Ended December 31, 2001		
	Company Wholly-owned	Unconsolidated Joint Ventures	Combined Total
Average number of sales locations during period			
California	15	13	28
Arizona	6	—	6
Nevada	6	—	6
Total	27	13	40
Backlog of homes sold but not closed at end of period			
California	199	97	296
Arizona	118	—	118
Nevada	128	—	128
Total	445	97	542
Dollar amount of backlog of homes sold but not			
closed at end of period (dollars in thousands)	$ 68,013	$50,115	$118,128
California	24,523	—	24,523
Arizona	33,880	—	33,880
Nevada	$126,416	$50,115	$176,531
Total			
Lots controlled at end of year			
Owned lots	1,578	2,027	3,605
California	923	—	923
Arizona	378	—	378
Nevada	2,879	2,027	4,906
Total			
Optioned lots(1)			
California			1,156
Arizona			1,859
Nevada			446
Total			3,461
Total lots controlled			
California			4,761
Arizona			2,782
Nevada			824
Total			8,367

	As of and for the Year Ended December 31, 2000		
	Company Wholly-owned	Unconsolidated Joint Ventures	Combined Total
Selected Financial Information (dollars in thousands)			
Homes closed	1,757	909	2,666
Home sales revenue	$ 403,850	$ 367,723	$ 771,573
Cost of sales	(335,891)	(307,215)	(643,106)
Gross margin	$ 67,959	$ 60,508	$ 128,467
Gross margin percentage	16.8%	16.5%	16.7%
Number of homes closed			
California	1,183	909	2,092
Arizona	189	—	189
Nevada	349	—	349
New Mexico(2)	36	—	36
Total	1,757	909	2,666
Average sales price			
California	$ 259,300	$ 404,500	$ 322,400
Arizona	139,200	—	139,200
Nevada	189,500	—	189,500
New Mexico(2)	130,800	—	130,800
Total	$ 229,900	$ 404,500	$ 289,400
Number of net new home orders			
California	1,103	906	2,009
Arizona	252	—	252
Nevada	321	—	321
New Mexico(2)	21	—	21
Total	1,697	906	2,603
Average number of sales locations during period			
California	18	13	31
Arizona	5	—	5
Nevada	6	—	6
New Mexico(2)	1	—	1
Total	30	13	43

(continued)

	As of and for Year Ended December 31, 2000		
	Company Wholly-owned	Unconsolidated Joint Ventures	Combined Total
Backlog of homes sold but not closed at end of period			
California	206	184	390
Arizona	80	—	80
Nevada	97	—	97
Total	383	184	567
Dollar amount of backlog of homes sold but not closed at end of period (dollars in thousands)			
California	$57,001	$82,169	$139,170
Arizona	11,842	—	11,842
Nevada	20,638	—	20,638
Total	$89,481	$82,169	$171,650
Lots controlled at end of year			
Owned lots			
California	1,457	2,123	3,580
Arizona	543	178	721
Nevada	587	—	587
Total	2,587	2,301	4,888
Optioned lots(1)			
California			2,082
Arizona			921
Nevada			399
Total			3,402
Total lots controlled			
California			5,662
Arizona			1,642
Nevada			986
Total			8,290

(1) Optioned lots may be purchased by the Company as wholly-owned projects or may be purchased by newly formed unconsolidated joint ventures.

(2) The Company ceased its operations in New Mexico in mid-2000.

On a combined basis with the Company's unconsolidated subsidiaries, the number of net new home orders for the year ended December 31, 2002 increased 2.6% to 2,607 homes from 2,541 homes for the year ended December 31, 2001. The number of homes closed for the year ended December 31, 2002 decreased 1.7% to 2,522 homes from 2,566 homes for the year ended December 31, 2001. The backlog of homes sold but not closed as of December 31, 2002 was 627 homes, up 15.7% from 542 homes as of December 31, 2001.

The number of net new home orders for the year ended December 31, 2001 on a combined basis decreased 2.4% to 2,541 homes from 2,603 homes for the year ended December 31, 2000. The number of homes closed for the year ended December 31, 2001 decreased 3.8% to 2,566 homes from 2,666 homes for the year ended December 31, 2000. The backlog of homes sold but not closed as of December 31, 2001 was 542 homes, down 4% from 567 homes as of December 31, 2000.

Homes in backlog are generally closed within three to six months. The dollar amount of backlog of homes sold but not closed on a combined basis as of December 31, 2002 was $259.1 million, up 46.8% from $176.5 million as of December 31, 2001. The cancellation rate of buyers who contracted to buy a home but did not close escrow at the Company's projects was approximately 19% during 2002 and 24% during 2001. The inventory of completed and unsold homes was 28 homes as of December 31, 2002.

The Company believes that the increase in the number of net new home orders and the decrease in the cancellation rate during 2002, as described above, are indications of an improving economy in 2002 after the economic slow-down in the latter half of 2001. In addition, in most of the markets in which the Company operates, the demand for housing exceeds the current supply of housing. The decline in net new home orders and closings for 2001 as compared with 2000 was primarily the result of (1) a weakening economy whose short-term outlook had become more uncertain following the unprecedented and tragic events of September 11, 2001 and (2) a reduction in the average number of active sales locations from 43 in 2000 to 40 in 2001. At December 31, 2001, the Company had 43 sales locations as compared to 42 sales locations at December 31, 2000. At December 31, 2002, the Company had 36 sales locations.

Comparison of Years Ended December 31, 2002 and 2001. Operating revenue for the year ended December 31, 2002 was $613.3 million, an increase of $145.1 million (31.0%), from operating revenue of $468.2 million for the year ended December 31, 2001. Revenue from sales of homes increased $141.8 million (31.4%) to $593.8 million in 2002 from $452.0 million in 2001. This increase was due primarily to an increase in the average sales prices of wholly-owned homes to $341,200 in 2002 from $242,900 in 2001, offset by a decrease in the number of wholly-owned homes closed to 1,740 in 2002 from 1,861 in 2001. Management fee income increased by $1.8 million to $10.9 million in 2002 from $9.1 million in 2001 as a result of an increase in the number of homes closed in unconsolidated joint ventures to 782 in 2002 from 705 in 2001. Equity in income of unconsolidated joint ventures amounting to $27.7 million was recognized in 2002, compared to $22.4 million in 2001 as a result of the increase in net income of the unconsolidated joint ventures to $56.7 million in 2002 from $47.9 million in 2001. This increase in net income was due to a related increase in the number of homes closed in unconsolidated joint ventures to 782 in 2002 from 705 in 2001 and an increase in the average sales price of homes sold by unconsolidated joint ventures to $463,800 in 2002 from $448,400 in 2001.

Total operating income increased to $65.1 million in 2002 from $46.2 million in 2001. The excess of revenue from sales of homes over the related cost of sales (gross margin) increased by $20.0 million to $89.4 million in 2002 from $69.4 million in 2001. This increase was primarily due to an increase in the average sales prices to $341,200 in 2002 from $242,900 in 2001 (a 40.5% increase), offset by a decrease in the number of wholly-owned homes closed to 1,740 in 2002 from 1,861 in 2001 (a 6.5% decrease). Gross margin percentages decreased by 0.3% to 15.1% in 2002 from 15.4% in 2001. Sales and marketing expenses increased by $4.8 million (26.5%) to $22.9 million in 2002 from $18.1 million in 2001 primarily due to increased marketing fees paid to developers of master-planned communities and sales commissions as a result of increased revenue from sales of homes. General and administrative expenses increased by $2.2 million to $39.4 million in 2002 from $37.2 million in 2001, primarily as a result of increased salaries and related benefits and additional employee bonuses based on improved operating results of the Company.

Total interest incurred during 2002 increased $4.9 million to $26.8 million from $21.9 million in 2001 as a result of an increase in the average amount of outstanding debt, offset by decreases in interest rates. There was no net interest expense recognized in 2002 compared to $0.2 million recognized in 2001 as a result of an increase in the amount of real estate inventories available for capitalization of interest in 2002.

Other income (expense), net decreased to $2.7 million in 2002 from $7.5 million in 2001 primarily as a result of initial start-up losses realized by a golf course operation at one of the Company's projects and decreases in other miscellaneous income, offset by increases in mortgage company operations.

As of December 31, 2000, the Company had substantial net operating loss carryforwards for Federal tax purposes which were utilized to reduce taxable income during the year ended December 31, 2001. As a result of the reduction in the valuation allowance associated with such utilized net operating loss carryforwards, the Company's overall effective tax rate for the year ended December 31, 2001 was approximately 10.9%. The elimination during 2002 of the remaining valuation allowances for deferred tax assets reduces the Company's estimated overall effective tax rate for the year ending December 31, 2002 from 39.3% to 27.0%. At December 31, 2002, the Company had net operating loss carryforwards for federal tax purposes of approximately $5.2 million, which expire in 2009. In addition, unused recognized built-in losses in the amount of $23.9 million are available to offset future income and expire between 2009 and 2011. The utilization of these losses is limited to $3.2 million of taxable income per year; however, any portion of such permitted amount of the loss utilization that is not used in any year may be carried forward to increase permitted utilization in future years through 2011. The Company's ability to utilize the foregoing tax benefits will depend upon the amount of its future taxable income and may be further limited under certain circumstances.

Although the Company's certificate of incorporation includes transfer restrictions intended to help reduce the risk of an ownership change, transactions could have occurred that would severely limit the Company's ability to have used the tax benefits associated with the net operating loss carryforwards. The Company learned that one stockholder unknowingly violated the transfer restrictions. The stockholder divested itself of the requisite number of shares in February and March, 2002 so that it was no longer out of compliance with the Company's certificate of incorporation. Pursuant to the certificate of incorporation, the transfer restrictions terminated on November 11, 2002.

Neither the amount of the net operating loss carryforwards nor the amount of limitation on such carryforwards claimed by the Company has been audited or otherwise validated by the Internal Revenue Service, and it could challenge either amount that the Company has calculated. It is possible that legislation or regulations will be adopted that would limit the Company's ability to use the tax benefits associated with the current tax net operating loss carryforwards.

As a result of the foregoing factors, net income increased to $49.5 million in the 2002 period from $47.7 million in the 2001 period.

Comparison of Years Ended December 31, 2001 and 2000. Operating revenue for the year ended December 31, 2001 was $468.2 million, an increase of $50.9 million (12.2%), from operating revenue of $417.3 million for the year ended December 31, 2000. Revenue from sales of homes increased $48.1 million (11.9%) to $452.0 million in 2001 from $403.9 million in 2000. This increase was due primarily to an increase in the number of wholly-owned homes closed to 1,861 in 2001 from 1,757 in 2000, together with an increase in the average sales prices of wholly-owned homes to $242,900 in 2001 from $229,900 in 2000. Management fee income decreased by $1.4 million to $9.1 million in 2001 from $10.5 million in 2000 as a result of a decrease in the number of homes closed in unconsolidated joint ventures to 705 in 2001 from 909 in 2000. Equity in income of unconsolidated joint ventures amounting to $22.4 million was recognized in 2001, compared to $24.4 million in 2000 as a result of the decrease in net income of the unconsolidated joint ventures to $47.9 million in 2001 from $49.5 million in 2000 due to a related decrease in the number of homes closed in unconsolidated joint ventures to 705 in 2001 from 909 in 2000. The average sales price of homes sold by joint ventures has been higher than the average sales price of wholly-owned units.

Total operating income decreased from $49.4 million in 2000 to $46.2 million in 2001. The excess of revenue from sales of homes over the related cost of sales (gross margin) increased by $1.4 million to $69.4 million in 2001 from $68.0 million in 2000. This increase was primarily due to an increase of 5.9% in the number of wholly-owned units closed to 1,861 in 2001 from 1,757 in 2000, together with an increase in the average sales prices to $242,900 in 2001 from $229,900 in 2000 (a 5.7% increase). Gross margin percentages decreased by 1.4% to 15.4% in 2001 from 16.8% in 2000. Sales and marketing expenses increased by $1.6 million (9.7%) to $18.1 million in 2001 from $16.5 million in 2000 primarily due to an increase in the number of wholly-owned homes closed to 1,861 in 2001 from

1,757 in 2000. General and administrative expenses increased by $1.9 million to $37.2 million in 2001 from $35.3 million in 2000, primarily as a result of increased salaries and related benefits and additional employee bonuses based on improved operating results of the Company.

Total interest incurred during 2001 decreased $4.1 million to $21.9 million from $26.0 million in 2000 as a result of decreases in interest rates, offset by an increase in the average amount of outstanding debt. Net interest expense decreased to $0.2 million in 2001 from $5.6 million in 2000 as a result of an increase in the amount of real estate inventories available for capitalization of interest.

Other income (expense), net increased to $7.5 million in 2001 from $7.3 million in 2000 primarily as a result of increased income from the Company's mortgage company and title reinsurance operations in 2001, offset by a gain on the sale of an office building in 2000.

As a result of the retirement of certain debt, the Company recognized a net gain of $0.5 million during the year ended December 31, 2000, after giving effect to income taxes and amortization of related loan costs. No gain was recognized from retirement of debt during the year ended December 31, 2001.

The Company completed a capital restructuring and quasi-reorganization which resulted in the adjustment of assets and liabilities to their estimated fair values effective January 1, 1994. For the year ended December 31, 2000 income tax benefits of $9.3 million related to temporary differences resulting from the quasi-reorganization were excluded from the results of operations and not reflected as a reduction to the Company's provision for income taxes but credited directly to additional paid-in capital.

Financial Condition and Liquidity

The Company provides for its ongoing cash requirements principally from internally generated funds from the sales of real estate, outside borrowings and by forming new joint ventures with venture partners that provide a substantial portion of the capital required for certain projects. As of February 25, 2003, the Company has outstanding 12½% Senior Notes (the "Senior Notes") and maintains the following major credit facilities: secured revolving credit facilities ("Revolving Credit Facilities") and an unsecured revolving line of credit with a commercial bank ("Unsecured Revolving Line"). The Company also finances certain projects and land acquisitions with construction loans secured by real estate inventories, seller-provided financing and land banking transactions. The Company and certain of its subsidiaries filed a registration statement with the Securities and Exchange Commission with respect to the registration of $200 million in aggregate principal amount of senior notes proposed to be issued by William Lyon Homes, Inc., a wholly owned subsidiary of the Company, and guaranteed by the Company and certain of its other subsidiaries. As a result of market conditions and prevailing interest rates, the Company is continuing to evaluate whether or not to proceed with this note offering as of February 25, 2003. If these factors change, the Company may proceed with the offering. However, there can be no assurance that it will do so and if it does that it will be on the same terms and conditions described in the registration statement currently on file with the Securities and Exchange Commission. The Company will be required to refinance the outstanding 12½% Senior Notes at their maturity on July 1, 2003. There can be no assurance that the Company will be able to refinance this indebtedness or that the Company will be able to do so on terms and conditions favorable to the Company.

The ability of the Company to meet its obligations on its indebtedness will depend to a large degree on its future performance, which in turn will be subject, in part, to factors beyond its control, such as prevailing economic conditions either nationally or in the regions in which the Company operates, the outbreak of war or other hostilities involving the United States, mortgage and other interest rates, changes in prices of homebuilding materials, weather, the occurrence of events such as landslides, soil subsidence and earthquakes that are uninsurable, not economically insurable or not subject to effective indemnification agreements, availability of labor and homebuilding materials, changes in governmental laws and regulations, the timing of receipt of regulatory approvals and the opening of projects, and the availability and cost of land for future development.

12½% Senior Notes

As of December 31, 2002, $70.3 million aggregate principal amount of the Company's 12½% Senior Notes was outstanding. On May 1, 2001, the Company completed a consent solicitation with respect to the 12½% Senior Notes and received consents from holders of $39.3 million of the then outstanding notes to extend the maturity date from July 1, 2001 to July 1, 2003 and to make certain amendments to the note covenants. Although the Company initially intended to accept consents from no more than 50% of holders, the Company elected to accept additional consents, as contemplated by the consent solicitation documents. The consenting holders received a consent fee of 4% of the principal balance. Subsequently, during May and June 2001, the Company also repurchased $31.4 million of the 12½% Senior Notes from non-consenting holders.

In June 2001, General William Lyon, Chairman and Chief Executive Officer of the Company, and a trust for which his son William H. Lyon is a beneficiary, purchased from the Company at par $30.0 million of the 12½% Senior Notes. William H. Lyon is also an employee and a Director of the Company. Effective in July 2001, William H. McFarland, another member of the Company's Board of Directors, purchased from the Company at par $1.0 million of the 12½% Senior Notes. In parity with holders consenting during the consent solicitation, these Directors received a consent fee of 4% of the principal balance and consented to the amendments effected by the Company's consent solicitation statement dated February 28, 2001.

In July 2001, the Company repaid all of the remaining 12½% Senior Notes which matured on July 1, 2001 amounting to $5.9 million.

In April, May and November 2000, the Company purchased $22.8 million principal amount of its outstanding 12½% Senior Notes at a cost of $22.1 million. The net gain resulting from the purchase was $0.5 million after giving effect to income taxes and amortization of related loan costs. Such gain is reflected as an extraordinary item in the Company's results of operations for the year ended December 31, 2000.

The 12½% Senior Notes due July 1, 2003 are obligations of William Lyon Homes, a Delaware corporation ("Delaware Lyon"), and are unconditionally guaranteed on a senior basis by William Lyon Homes, Inc., a California corporation and a wholly-owned subsidiary of Delaware Lyon ("California Lyon"). However, California Lyon has granted liens on substantially all of its assets as security for its obligations under the Revolving Credit Facilities and other loans. Because the guarantee by California Lyon is not secured, holders of the Senior Notes are effectively junior to borrowings under the Revolving Credit Facilities with respect to such assets. Interest on the Senior Notes is payable on January 1 and July 1 of each year.

The 12½% Senior Notes are senior obligations of Delaware Lyon and rank *pari passu* in right of payment to all existing and future unsecured indebtedness of Delaware Lyon, and senior in right of payment to all future indebtedness of the Company which by its terms is subordinated to the 12½% Senior Notes.

Upon certain changes of control as described in the Indenture, Delaware Lyon must offer to repurchase the 12½% Senior Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of repurchase.

The Indenture governing the 12½% Senior Notes restricts Delaware Lyon and certain of its subsidiaries with respect to, among other things: (i) the payment of dividends on and redemptions of capital stock, (ii) the incurrence of indebtedness or the issuance of preferred stock, (iii) the creation of certain liens, (iv) consolidations or mergers with or transfers of all or substantially all of its assets and (v) transactions with affiliates. These restrictions are subject to a number of important qualifications and exceptions.

As of December 31, 2002, the outstanding 12½% Senior Notes with a face value of $70.3 million were valued at approximately the face value, in the opinion of the Company's management.

Revolving Credit Facilities

As of December 31, 2002, the Company has three revolving credit facilities which have an aggregate maximum loan commitment of $225.0 million and mature at various dates. A $100.0 million revolving line of credit matures in September 2006, a $75.0 million bank revolving line of credit matures in June 2003 and a $50.0 million bank revolving line of credit initially "matures" in September 2004, after which the amounts available for borrowing begin to reduce. Effective in January 2003, the $100.0 million revolving line of credit was increased to $150.0 million, which increased the Company's aggregate maximum loan commitment to $275.0 million. Each facility is secured by first deeds of trust on real estate for the specific projects funded by each respective facility and pledges of net sale proceeds and related property. Borrowings under the facilities are limited by the availability of sufficient real estate collateral, which is determined constantly throughout the facility period. The composition of the collateral borrowing base is limited to certain parameters in the facility agreement and is based upon the lesser of the direct costs of the real estate collateral (such as land, lots under development, developed lots or homes) or a percentage of the appraised value of the collateral, which varies depending upon the stage of construction. Repayment of advances is upon the earliest of the close of escrow of individual lots and homes within the collateral pool, the maturity date of individual lots and homes within the collateral pool or the facility maturity date. Also, each credit facility includes financial covenants, which may limit the amount that may be borrowed thereunder. Outstanding advances bear interest at various rates, which approximate the prime rate. As of December 31, 2002, $118.1 million was outstanding under these credit facilities, with a weighted-average interest rate of 4.331%, and the undrawn availability was $34.8 million as limited by the borrowing base formulas. Delaware Lyon has guaranteed on an unsecured basis California Lyon's obligations under certain of the revolving credit facilities and has provided an unsecured environmental indemnity in favor of the lender under the $75.0 million bank line of credit. The Company is required to comply with a number of covenants under these revolving credit facilities. See Note 5 of "Notes to Consolidated Financial Statements" for additional information relating to these covenants.

Unsecured Revolving Line

At December 31, 2002, the Company had an unsecured revolving line of credit with a commercial bank in the amount of $10.0 million. The Unsecured Revolving Line bears interest at prime plus 1% and matures in June 2003. The Unsecured Revolving Line includes financial covenants which may limit the amount which may be borrowed thereunder. As of December 31, 2002, $5.5 million was outstanding under the Unsecured Revolving Line.

Construction Notes Payable

At December 31, 2002, the Company had construction notes payable amounting to $25.2 million related to various real estate projects. The construction notes are due as homes close or at various dates on or before June 11, 2004 and bear interest at rates of prime plus 0.25% to 14%, with a weighted-average rate of 5.206% at December 31, 2002. See Note 5 of "Notes to Consolidated Financial Statements."

Seller Financing

Another source of financing available to the Company is seller-provided financing for land acquired by the Company. At December 31, 2002, the Company had $28.9 million of notes payable outstanding related to land acquisitions for which seller financing was provided. The seller financing notes are due at various dates through July 1, 2005 and bear interest at rates ranging from prime plus 2.0% to 12.5%, with a weighted-average interest rate of 8.896% at December 31, 2002.

Revolving Mortgage Warehouse Credit Facility

The Company has a $20.0 million revolving mortgage warehouse credit facility with a bank to fund its mortgage origination operations, $15.0 million of which is committed (lender obligated to lend if stated conditions are satisfied) and $5.0 million of which is not committed (lender advances are optional even if stated conditions are otherwise satisfied). Mortgage loans are generally held for a short period of time and are typically sold to investors within 7 to 15 days following funding. Borrowings are secured by the related mortgage loans held for sale. At

December 31, 2002 the outstanding balance was $18.1 million. The facility, which has a current maturity date of May 31, 2003, also contains financial covenants requiring the borrowers to maintain a combined tangible net worth, as defined, of at least $1.5 million, a combined net worth, as defined, meeting or exceeding the greater of $1.5 million and 5% of combined total liabilities, as defined, and liquidity, as defined, meeting or exceeding $1.0 million. This facility is non-recourse and is not guaranteed by the Company.

Land Banking Arrangements

The Company enters into purchase agreements with various land sellers. In some instances, and as a method of acquiring land in staged takedowns, minimizing the use of funds from the Company's revolving credit facilities and other corporate financing sources and limiting the Company's risk, the Company transfers the Company's right in such purchase agreements to entities owned by third parties (land banking arrangements). These entities use equity contributions and/or incur debt to finance the acquisition and development of the lots. The entities grant the Company an option to acquire lots in staged takedowns. In consideration for this option, the Company makes a non-refundable deposit equal to 20% or less of the total purchase price. Additionally, the Company may be subject to other penalties if lots are not acquired. The Company is under no obligation to purchase the balance of the lots, but would forfeit its remaining deposit and be subject to penalties if the lots were not purchased. The Company does not have legal title to these entities or their assets and has not guaranteed their liabilities. The deposits and penalties related to such land banking projects have been recorded in the accompanying balance sheet. The financial statements of these entities are not consolidated with the Company's consolidated financial statements. A recently adopted accounting interpretation could require the consolidation of the assets, liabilities and operations of certain of the Company's joint venture and land banking arrangements. See "Impact of New Accounting Pronouncements." These land banking arrangements help the Company manage the financial and market risk associated with land holdings. The use of these land banking arrangements is dependent on, among other things, the availability of capital to the option provider, general housing market conditions and geographic preferences. Summary information with respect to the Company's land banking arrangements is as follows as of December 31, 2002 (dollars in thousands):

Total number of land banking projects	7
Total number of lots	1,264
Total purchase price	$111,814
Balance of lots still under option and not purchased:	
Number of lots	1,147
Purchase price	$104,687
Forfeited deposits and penalties if lots are not purchased	$ 23,587

Joint Venture Financing

As of December 31, 2002, the Company and certain of its subsidiaries were general partners or members in 16 active joint ventures involved in the development and sale of residential projects. These joint ventures are 50% or less owned by the Company and not controlled by the Company and, accordingly, the financial statements of such joint ventures are not consolidated with the Company's financial statements. The Company's investments in unconsolidated joint ventures are accounted for using the equity method. A recently adopted accounting interpretation could require the consolidation of the assets, liabilities and operations of certain of the Company's joint venture and land banking arrangements. See "Impact of New Accounting Pronouncements." Income allocations and cash distributions to the Company from the unconsolidated joint ventures are based on predetermined formulas between the Company and its joint venture partners as specified in the applicable partnership or operating agreements. The Company generally receives, after partners' priority returns and returns of partners' capital, approximately 50% of the profits and cash flows from joint ventures. See Note 4 of "Notes to Consolidated Financial Statements" for condensed combined financial and other information for these joint ventures. Based upon current estimates, substantially all future development and construction costs incurred by the joint ventures will be funded by the venture partners or from the proceeds of construction financing obtained by the joint ventures.

As of December 31, 2002, the Company's investment in and advances to these joint ventures was $65.4 million and the venture partners' investment in such joint ventures was $91.3 million. Eleven of the joint ventures are in the form of limited partnerships of which the Company or one of its subsidiaries are the general partner. As of December 31, 2002 these joint ventures had obtained financing from construction lenders which amounted to $90.1 million of outstanding indebtedness. While historically all liabilities of these partnerships have been satisfied out of the assets of such partnerships and while the Company believes that this will continue in the future, the Company as general partner, is potentially responsible for all liabilities and indebtedness of these partnerships. In addition, Delaware Lyon has provided unsecured environmental indemnities to some of the lenders who provide loans to the partnerships. Delaware Lyon has also provided completion guarantees and repayment guarantees for some of the limited partnerships under their credit facilities. The repayment guarantees only become effective upon repayment of the outstanding 12½% Senior Notes.

During the year ended December 31, 2002, one of the Company's existing unconsolidated joint ventures ("Existing Venture") was restructured such that the Company is required to purchase the 538 lots owned by the Existing Venture on a specified takedown basis through October 15, 2003 at a purchase price equal to the future cost of such lots including a 20% preferred return on invested capital to the outside partner of the Existing Venture (estimated to be $178.6 million, including an estimated preferred return of $36.9 million). During the year ended December 31, 2002, the first 242 lots were purchased from the Existing Venture for $64.5 million, which includes a $12.5 million preferred return to the outside partner of the Existing Venture. The 242 lots were purchased by a newly formed joint venture ("New Venture") between the Company and an outside partner. The Company is required to purchase the 242 lots owned by the New Venture on a specified takedown basis through May 15, 2004 at a purchase price equal to $74.2 million plus a 13½% preferred return on invested capital to the outside partner of the New Venture. Because the Company is required to purchase the lots owned by both the Existing Venture and the New Venture, and the Company now controls both ventures, the financial statements of both ventures have been consolidated with the Company's financial statements as of December 31, 2002, including real estate inventories of $101.8 million and minority interest in consolidated joint ventures of $80.6 million. During the year ended December 31, 2002, an additional 44 lots were purchased from the Existing Venture for $19.8 million, which includes a $4.0 million preferred return to the outside partner of the Existing Venture. The 44 lots were purchased through a land banking arrangement. The intercompany sale and related profit from the 242 lots and the 44 lots have been eliminated in consolidation.

In January 2003, California Lyon and two unaffiliated parties formed a limited liability company ("Development LLC") for the purpose of acquiring three parcels of land totaling 236 acres in Irvine and Tustin, California (formerly part of the Tustin Marine Corps Air Station) and developing the land into 1,910 residential homesites. The development process is anticipated to be completed by mid 2004 at which time California Lyon will have the obligation under certain specific conditions to purchase approximately one half in value of the lots. It is anticipated that homebuilding activities and first deliveries will begin in 2005. California Lyon has an indirect, minority interest in the Development LLC, which is the borrower under a secured line of credit. Advances under the line of credit are to be used to pay acquisition and development costs and expenses. The maximum commitment amount is $35.0 million, which is limited by specified agreed debt-to-value ratios. The line of credit is secured by a deed of trust on the real property and improvements thereon owned by the Development LLC, as well as pledges of all net sale proceeds, related contracts and other ancillary property. Subject to specified terms and conditions, California Lyon and the other indirect and direct members of the Development LLC, including certain affiliates and parents of such other members, each (i) have guaranteed on an unsecured basis to the bank the repayment of the Development LLC's indebtedness under the line of credit, completion of certain infrastructure improvements to the land, payment of necessary loan remargining obligations, and the Development LLC's performance under its environmental indemnity and covenants, and (ii) have agreed to take all actions and pay all amounts to assure that the Development LLC is in compliance with financial covenants. California Lyon has posted a letter of credit equal to approximately $5.0 million to secure such obligations as well as the Development LLC's obligations to the bank under the line of credit. California Lyon and the other indirect and direct members of the Development LLC, including certain affiliates and parents of such other members, have entered into a Reimbursement and Indemnity Agreement to allocate any liability arising from their guaranty obligations to the bank, including the posting and pledge to the bank of the letters of credit by the parties. Delaware Lyon has entered into a joinder agreement to be jointly and severally liable for California Lyon's obligations under the Reimbursement and Indemnity Agreement. As a result of these agreements and guarantees, Delaware Lyon and California Lyon may be liable in specified circumstances for the full amount of the obligations guaranteed to the bank.

Assessment District Bonds

In some jurisdictions in which the Company develops and constructs property, assessment district bonds are issued by municipalities to finance major infrastructure improvements and fees. Such financing has been an important part of financing master-planned communities due to the long-term nature of the financing, favorable interest rates when compared to the Company's other sources of funds and the fact that the bonds are sold, administered and collected by the relevant government entity. As a landowner benefited by the improvements, the Company is responsible for the assessments on its land. When the Company's homes or other properties are sold, the assessments are either prepaid or the buyers assume the responsibility for the related assessments. See Note 10 of "Notes to Consolidated Financial Statements."

Cash Flows — Comparison of Years Ended December 31, 2002 and 2001

Net cash provided by (used in) operating activities changed from a use of $2.3 million in 2001 to a source of $16.2 million in 2002. The change was primarily a result of an increase in operating income as a result of increased operating revenues in 2002.

Net cash provided by (used in) investing activities changed from a use of $4.1 million in 2001 to a source of $11.1 million in 2002 primarily as a result of an increase in net distributions from unconsolidated joint ventures in 2002.

Net cash (used in) provided by financing activities changed from a source of $11.4 million in 2001 to a use of $30.3 million in 2002 primarily as a result of purchases of common stock in 2002.

Cash Flows — Comparison of Years Ended December 31, 2001 and 2000

Net cash (used in) provided by operating activities changed from a source of $9.3 million in 2000 to a use of $2.3 million in 2001. The change was primarily a result of increased expenditures in real estate inventories for 2001.

Net cash (used in) provided by investing activities changed from a source of $19.2 million in 2000 to a use of $4.1 million in 2001 primarily as a result of an increase in notes receivable originations associated with the mortgage company warehouse credit facility and a decrease in net distributions from unconsolidated joint ventures in 2001.

Net cash provided by (used in) financing activities changed from a use of $16.0 million in 2000 to a source of $11.4 million primarily as a result of increased net borrowings from notes payable and a decrease in the net repurchase of 12 1/2% Senior Notes in 2001.

Inflation

The Company's revenues and profitability may be affected by increased inflation rates and other general economic conditions. In periods of high inflation, demand for the Company's homes may be reduced by increases in mortgage interest rates. Further, the Company's profits will be affected by its ability to recover through higher sales prices increases in the costs of land, construction, labor and administrative expenses. The Company's ability to raise prices at such times will depend upon demand and other competitive factors.

Critical Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and costs and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those which impact its most critical accounting policies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes that the following accounting policies are among the most important to a portrayal of the Company's financial condition and results of operations and require among the most difficult, subjective or complex judgments:

Real Estate Inventories and Cost of Sales

Real estate inventories are carried at cost net of impairment losses, if any. Real estate inventories consist primarily of deposits, raw land, lots under development, homes under construction and completed homes of real estate projects. All direct and indirect land costs, offsite and onsite improvements and applicable interest and other carrying charges are capitalized to real estate projects during periods when the project is under development. Land, offsite costs and all other common costs are allocated to land parcels benefited based upon relative fair values before construction. Onsite construction costs and related carrying charges (principally interest and property taxes) are allocated to the individual homes within a phase based upon the relative sales value of the homes. The estimation process involved in determining relative fair values and sales values is inherently uncertain because it involves estimates of current market values for land parcels before construction as well as future sales values of individual homes within a phase. The Company's estimate of future sales values is supported by the Company's budgeting process. The estimate of future sales values is inherently uncertain because it requires estimates of current market conditions as well as future market events and conditions. Additionally, in determining the allocation of costs to a particular land parcel or individual home, the Company relies on project budgets that are based on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is possible that actual results could differ from budgeted amounts for various reasons, including construction delays, increases in costs which have not yet been committed, or unforeseen issues encountered during construction that fall outside the scope of contracts obtained. While the actual results for a particular construction project are accurately reported over time, a variance between the budget and actual costs could result in the understatement or overstatement of costs and a related impact on gross margins in a specific reporting period. To reduce the potential for such distortion, the Company has set forth procedures which have been applied by the Company on a consistent basis, including assessing and revising project budgets on a monthly basis, obtaining commitments from subcontractors and vendors for future costs to be incurred, reviewing the adequacy of warranty accruals and historical warranty claims experience, and utilizing the most recent information available to estimate costs. The variances between budget and actual amounts identified by the Company have historically not had a material impact on its consolidated results of operations. Management believes that the Company's policies provide for reasonably dependable estimates to be used in the calculation and reporting of costs. The Company relieves its accumulated real estate inventories through cost of sales for the cost of homes sold, as described more fully below in the section entitled "Sales and Profit Recognition."

Impairment of Real Estate Inventories

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("Statement No. 144"). This pronouncement superseded Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* ("Statement No. 121") and was required to be adopted on January 1, 2002. Statement No. 144 retained the fundamental provisions of Statement No. 121 as it relates to assets to be held and used and assets to be sold. Statement No. 144 requires impairment losses to be recorded on assets to be held and used by the Company when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. The estimation process used in determining the undiscounted cash flows of the assets is inherently uncertain because it involves estimates of future revenues and costs. As described more fully above in the section entitled "Real Estate Inventories and Cost of Sales", estimates of revenues and costs are supported by the Company's budgeting process. When an impairment loss is required for assets to be held and used by the Company, the related assets are adjusted to their estimated fair value.

Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidation sale. The estimation process involved in determining if assets have been impaired and in the determination of fair value is inherently uncertain because it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic and market conditions, as well as the availability of suitable financing to fund development and construction activities. The realization of the Company's real estate inventories is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from their estimated fair values.

Sales and Profit Recognition

A sale is recorded and profit recognized when a sale is consummated, the buyer's initial and continuing investments are adequate, any receivables are not subject to future subordination, and the usual risks and rewards of ownership have been transferred to the buyer in accordance with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 66, *Accounting for Sales of Real Estate*. When it is determined that the earnings process is not complete, profit is deferred for recognition in future periods. The profit recorded by the Company is based on the calculation of cost of sales which is dependent on the Company's allocation of costs which is described in more detail above in the section entitled "Real Estate Inventories and Cost of Sales".

The Company's critical accounting policies are more fully described in Note 1 of the "Notes to Consolidated Financial Statements."

Related Party Transactions

See Item 13 and Note 9 of the "Notes to Consolidated Financial Statements" for a description of the Company's transactions with related parties.

Impact of New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("Statement No. 142"), effective for fiscal years beginning after December 15, 2001. Under the new rule, goodwill is no longer amortized but is subject to impairment tests in accordance with Statement No. 142. The Company performed its first required annual impairment test of goodwill as of January 1, 2002 and determined that goodwill was not impaired. As of December 31, 2002, there have been no indicators of impairment related to the Company's goodwill.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("Statement No. 144"). This pronouncement supersedes Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* ("Statement No. 121") and a portion of APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("APB No. 30"), and was required to be adopted on January 1, 2002. Statement No. 144 retains the fundamental provisions of Statement No. 121 as it relates to assets to be held and used and assets to be sold, but adds provisions for assets to be disposed of other than by sale. It also changes the accounting for the disposal of a segment under APB No. 30 by requiring the operations of any assets with their own identifiable cash flows that are disposed of or held for sale to be removed from operating income and reported as discontinued operations. Treating such assets as discontinued operations would also require the reclassification of the operations of any such assets for any prior periods presented. The Company's adoption of Statement No. 144 has not had a material impact on its financial condition or the results of its operations.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, *Recission of SFAS Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections* ("Statement No. 145"). Statement No. 145 prevents gains or losses on extinguishment of debt not meeting the criteria of APB No. 30 to be treated as extraordinary. Statement No. 145 is effective for fiscal years beginning after March 15, 2002. Upon adoption of Statement No. 145, the Company's previously reported extraordinary items related to gain from retirement of debt will be reclassified and not reported as extraordinary items.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("Interpretation No. 45"). The disclosure requirements of Interpretation No. 45 are effective as of December 31, 2002. The initial recognition and measurement requirements of Interpretation No. 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently evaluating the impact of the required accounting treatment under Interpretation No. 45 for guarantees issued or modified after December 31, 2002. The Company has not determined the anticipated impact of the application of Interpretation No. 45 to guarantees issued or modified after December 31, 2002. However, in the case of a guarantee issued as part of a transaction with multiple elements with an unrelated party, Interpretation No. 45 generally requires the recording at inception of the guarantee of a liability equal to the guarantee's estimated fair value. In the absence of observable transactions for identical or similar guarantees, estimated fair value will likely be based on the expected present value which is the sum of the estimated probability-weighted range of contingent payments under the guarantee arrangement. The recording of a liability could have a corresponding effect on various of the Company's financial ratios and other financial and operational indicators. See Notes 4, 5 and 10 of "Notes to Consolidated Financial Statements" for additional information related to the Company's guarantees.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* ("Statement No. 148"). Statement No. 148 amends Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("Statement No. 123") to provide three alternative methods of transition for Statement No. 123's fair value method of accounting for stock-based employee compensation for companies that elect to adopt the provisions of Statement No. 123. Transition to the fair value accounting method of Statement No. 123 is not required by Statement No. 148. The Company has elected to use the intrinsic value method of accounting for stock compensation in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25") and related interpretations. Statement No. 148 also amends the disclosure provisions of Statement No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based compensation on reported net income and earnings per share in annual and interim financial statements. The disclosure provisions of Statement No. 148 are required to be adopted by all companies interim financial statements. The disclosure provisions of Statement No. 148 are required to be adopted by all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of Statement No. 123 or the intrinsic value method of APB No. 25. The disclosure provisions of Statement No. 148 have been adopted by the Company with appropriate disclosure included in Note 1 of "Notes to Consolidated Financial Statements."

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("Interpretation No. 46"), which applies immediately to arrangements created after January 31, 2003. Interpretation No. 46 applies to arrangements created before February 1, 2003 beginning on July 1, 2003. The Company is currently evaluating whether the application of Interpretation No. 46 would require the consolidation of any of its joint venture or land banking arrangements existing at December 31, 2002. The consolidation of the assets, liabilities and operations of any joint venture or land banking arrangements would have a corresponding effect on various of the Company's financial ratios and other financial and operational indicators. Interpretation No. 46 may be applied by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. See Notes 4 and 10 of "Notes to Consolidated Financial Statements" for additional information regarding joint venture and land banking arrangements.

Forward Looking Statements

Investors are cautioned that certain statements contained in this Annual Report, as well as some statements by the Company in periodic press releases and some oral statements by Company officials to securities analysts and stockholders during presentations about the Company are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", "hopes", and similar expressions constitute forward-looking statements. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, which may be provided by management are also forward-looking statements as defined in the Act. Forward-looking statements are based upon expectations and projections about future events and are subject to assumptions, risks and uncertainties about, among other things, the Company, economic and market factors and the homebuilding industry.

Actual events and results may differ materially from those expressed or forecasted in the forward-looking statements due to a number of factors. The principal factors that could cause the Company's actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, changes in general economic conditions either nationally or in regions in which the Company operates (including, but not limited to changes directly or indirectly related to the tragic events of September 11, 2001 and thereafter), a war or other hostilities involving the United States, whether an ownership change occurs which could, under certain circumstances, result in the further limitation of the Company's ability to utilize the tax benefits associated with its net operating loss carryforward, changes in home mortgage interest rates, changes in generally accepted accounting principles or interpretations of those principles, changes in prices of homebuilding materials, labor shortages, adverse weather conditions, the occurrence of events such as landslides, soil subsidence and earthquakes that are uninsurable, not economically insurable or not subject to effective indemnification agreements, changes in governmental laws and regulations, whether the Company is able to refinance the outstanding balances of its debt obligation at their maturity, the timing of receipt of regulatory approvals and the opening of projects and the availability and cost of land for future growth. While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those factors or conditions described under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company's past performance or past or present economic conditions in the Company's housing markets are not indicative of future performance or conditions. Investors are urged not to place undue reliance on forward-looking statements. In addition, the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to projections over time unless required by federal securities law.

Quantitative and Qualitative Disclosures About Market Risk

The Company's exposure to market risk for changes in interest rates relates to the Company's floating rate debt with a total outstanding balance at December 31, 2002 of $167.3 million where the interest rate is variable based upon certain bank reference or prime rates. If interest rates were to increase by 10%, the estimated impact on the Company's consolidated financial statements would be no reduction to income before provision for taxes based on amounts outstanding and rates in effect at December 31, 2002, but would increase capitalized interest by approximately $0.8 million which would be amortized to cost of sales as home closings occur.

Board of Directors

General William Lyon
Director, Chairman of the Board and Chief Executive Officer

Wade H. Cable
Director, President and Chief Operating Officer

General James E. Dalton (1, 2)
Director
Consultant to several defense industry companies

Richard E. Frankel
Director
Chairman of Duxford Financial, Inc.

William H. Lyon
Director
Director of Corporate Affairs of William Lyon Homes, Inc.

William H. McFarland (1, 2)
Director
Chief Executive Officer of The McFarland Company

Michael L. Meyer (1, 2)
Director
Chief Executive Officer of Michael L. Meyer Company

Ray A. Watt (1, 2)
Director
Chairman of Watt Group, Inc.

Dr. Randolph W. Westerfield (1, 2)
Director
Dean of the Marshall School of Business, University of Southern California

(Numbers in Parentheses indicate Board Committees)
(1) Compensation Committee
(2) Audit Committee

Corporate Headquarters
4490 Von Karman Avenue
Newport Beach, CA 92660
(949) 833-3600

Exchange Listing
The Common Stock of William Lyon Homes is listed as "WLS" on the New York Stock Exchange.

Form 10-K
A copy of the Company's annual report as filed with the Securities and Exchange Commission (Form 10-K), exclusive of exhibits, is available without charge to stockholders and may be obtained by writing to:
William Lyon Homes
Attn: Investor Relations
4490 Von Karman Avenue
Newport Beach, CA 92660

Annual Stockholders' Meeting
The annual stockholders' meeting will be held at the Irvine Marriott Hotel, 18000 Von Karman Avenue, Irvine, CA at 2:00 p.m. on Thursday, May 8, 2003.

Auditors
Ernst & Young LLP
18111 Von Karman Avenue
Irvine, CA 92612

Legal Counsel
Irell & Manella LLP
840 Newport Center Drive
Newport Beach, CA 92660

Transfer Agent and Registrar
Mellon Investor Services LLC
400 South Hope Street, 4th Floor
Los Angeles, CA 90071

Corporate Officers

General William Lyon
Director, Chairman of the Board and Chief Executive Officer

Wade H. Cable
Director, President and Chief Operating Officer

Douglas F. Bauer
Senior Vice President and Northern California Division President

Mary J. Connelly
Senior Vice President and Nevada Division President

W. Thomas Hickcox
Senior Vice President and Arizona Division President

Thomas J. Mitchell
Senior Vice President and Southern California Division President

Larry I. Smith
Senior Vice President and San Diego Division President

Michael D. Grubbs
Senior Vice President, Chief Financial Officer and Treasurer

Richard S. Robinson
Senior Vice President – Finance

Cynthia E. Hardgrave
Vice President – Tax and Internal Audit

W. Douglass Harris
Vice President, Corporate Controller and Corporate Secretary

C. Dean Stewart
Vice President – Operations

Duxford Financial, Inc. Officers

Richard E. Frankel
Chairman and Chief Executive Officer

Mark A. Carver
President

Market Information

The Company's Common Stock is listed as "WLS" on the New York Stock Exchange.

	Year Ended December 31,	
	2001	
	High	Low
First Quarter	$11.5000	$ 8.6250
Second Quarter	$13.7900	$ 9.2000
Third Quarter	$15.0000	$ 9.5000
Fourth Quarter	$15.5000	$10.9500
	2002	
	High	Low
First Quarter	$23.7500	$14.3300
Second Quarter	$29.8700	$18.3000
Third Quarter	$25.9500	$18.6200
Fourth Quarter	$27.0500	$20.8500

As of February 14, 2003, there were approximately 1,576 beneficial owners of the Company's Common Stock and the closing price for the Company's Common Stock as reported on the NYSE was $22.15.

The Company has not paid any cash dividends on its Common Stock to date and expects that for the foreseeable future it will follow a policy of retaining earnings in order to help finance its business. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon the earnings, capital requirements, general economic conditions and operating and financial condition of the Company, among other factors. In addition, the effect of the Company's principal financial agreements currently prohibits the payment of dividends by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 of "Notes to Consolidated Financial Statements."

William Lyon Homes
4490 Von Karman Avenue
Newport Beach, CA 92660

Designed & Produced by Bryant & Associates / Studio City, CA




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